As filed with the Securities and Exchange Commission April 30, 2013
          Registration No. 000-52675

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 1 to
FORM 10

GENERAL FORM FOR REGISTRATION OF SECURITIES
Pursuant to Section 12(b) or (g) of The Securities Exchange Act of 1934

ID PERFUMES, INC.
(Name of Issuer in its charter)

Nevada	20-8837626
( State of other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1250 East Hallandale Beach Blvd. Suite 402 Hallandale, Florida	33009
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number: (954) 454-9978

Securities Registered Under Section 12(b) of the Exchange Act: None

Securities Registered Under Section 12(g) of the Exchange Act:

Name of each exchange
Title of Each Class	on which registered:
Common Stock, par value $.001	Not Applicable

Indicate by check mark if the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company

Large Accelerated Filer	☐	Accelerated Filer	☐
Non-accelerated filer	☐	Smaller Reporting Company	☑

ITEM 1.  BUSINESS

FORWARD-LOOKING STATEMENTS

We caution that any forward-looking statements (as such term is defined in the Private Securities Litigation Reform Act of 1995) contained in this  Form 10 Registration Statement   or made by our management involve risks and uncertainties and are subject to change based on various important factors, many of which may be beyond our control. Accordingly, our future performance and financial results may differ materially from those expressed or implied in any such forward-looking statements. Accordingly, investors should not place undue reliance on forward-looking statements as a prediction of actual results. You can identify these statements as those that may predict, forecast, indicate or imply future results, performance or advancements and by forward-looking words such as "believe," "anticipate," "expect," "estimate," "predict," "intend," "plan," "project," "will," "will be," "will continue," "will result," "could," "may," "might" or any variations of such words or other words with similar meanings. Forward-looking statements address, among other things, our expectations, our growth strategies, including our plans to expand our perfume line and distribution channels, increase profit margins and return on invested capital, projections of our future profitability, results of operations, capital expenditures or our financial condition or other "forward-looking" information and includes statements about revenues, earnings, spending, margins, liquidity, store openings and operations, inventory, private label products, our actions, plans or strategies.

Important factors that may cause actual results to differ from projections include, for example:

-	the success or failure of management's efforts to implement the Registrant's plan of operation;
-	the ability of the Registrant to fund its operating expenses;
-	the ability of the Registrant to compete with other companies that have a similar plan of operation;
-	the effect of changing economic conditions impacting our plan of operation;
-	the ability of the Registrant to meet the other risks as may be described in future filings with the SEC.

Introductory Comment

We are filing this General Form for Registration of Securities on Form 10 to register our common stock pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Once this registration statement is deemed effective, we will be subject to the requirements of Section 13(a) under the Exchange Act, which will require us to file annual reports on Form 10-K (or any successor form), quarterly reports on Form 10-Q (or any successor form), and current reports on Form 8-K, and we will be required to comply with all other obligations of the Exchange Act applicable to issuers filing registration statements pursuant to Section 12(g) of the Exchange Act.

We are a smaller reporting company and do not qualify as  an “Emerging Growth Company,” as Defined in the JOBS Act.  A smaller reporting company is not an investment company, an asset-backed issuer, or a majority-owned subsidiary of a parent company that is not a smaller reporting company and has a public float of less than $75 million and annual revenues of less than $50 million during the most recently completed fiscal year.  Smaller reporting companies are able to provide simplified executive compensation disclosures in their filings; are exempt from the provisions of Section 404(b) of SOX requiring that independent registered public accounting firms provide an attestation report on the effectiveness of internal control over financial reporting;; and have certain other decreased disclosure obligations in their SEC filings, including, among other things, being permitted to provide two years of audited financial statements in annual reports rather than three years. Decreased disclosures in our SEC filings due to our status as a “smaller reporting company” may make it harder for investors to analyze the Company’s results of operations and financial prospects.

Corporate History

We were incorporated on March 28, 2007 under the laws of the State of Nevada, as a wholly-owned subsidiary of Eaton Laboratories, Inc., a Nevada corporation.

On March 30, 2007 Eaton entered into an Acquisition Agreement and Plan of Merger with Hydrogen Hybrid Technologies, Inc., a privately-held Canadian corporation. Pursuant to the terms of the Agreement, Hydrogen Hybrid Technologies, Inc. acquired Eaton Laboratories and Eaton agreed to spin off its wholly-owned subsidiary, Basic Services, Inc.

On April 30, 2007, the shareholders of Eaton received one unregistered common share of Basic Services, Inc. (“BSI”)  common stock for every share of Eaton Laboratories common stock  issued and outstanding. This stock dividend was based on 10,873,750 shares of Eaton common stock that were issued and outstanding as of the record date. The spin off did not include any stock issued to the shareholders of Hydrogen Hybrid Technologies, Inc., who received Eaton shares pursuant to the Agreement with Eaton

On May 9, 2007 we filed a registration statement with the Securities and Exchange Commission for the registration of the 10,873,750 shares issued and distributed in connection with the spin-off of the Company from Eaton laboratories, Inc. to the shareholders of that entity. The registration statement was declared effective on June 5, 2007.

On October 26, 2007, BSI and a newly formed subsidiary of BSI ("Merger Sub") and Adrenalina entered into an Acquisition Agreement and Plan of Merger ("Acquisition") pursuant to which BSI, through its wholly-owned subsidiary, Merger Sub, acquired 100% of the membership interests in Adrenalina in exchange for 18,000,000 shares of the BSI common stock which were issued to the owners of the membership interests in Adrenalina. Immediately after the Acquisition was consummated and further to the Acquisition Agreement, the four largest shareholders of BSI cancelled 9,773,750 shares of the BSI Common Stock held by them. The transaction contemplated by the Agreement was intended to be a "tax-free" reorganization pursuant to the provisions of Section 351 and 368(a)(1)(A) of the Internal Revenue Code of 1986, as amended. Immediately prior to the Acquisition, BSI was a reporting corporation with limited activity.

On December 13, 2007, BSI changed its name to Adrenalina.

On September 20, 2010 we had a reverse split our common stock on a 1 for 20 basis.  In addition, the total number of authorized shares of common stock was reduced from 70 million to 3.5 million.

On December 5, 2012  we increased the number of our authorized shares of common stock from 3.5 million to 10 million shares of common stock

We are also authorized to issue 5 million shares of preferred stock.   There are no preferred shares issued or outstanding.

Due to cash flow shortages and reduced personnel, we did not timely file our annual report for the year ended December 31, 2008 and all periodic reports thereafter.   On March 15, 2012 the Company filed its annual report for the year ended December 31, 2008.  Nevertheless, on June 6, 2012 the Securities and Exchange Commission revoked our Registration Statement.

On February 7, 2013 we amended our articles of incorporation and changed our name to ID Perfumes, Inc. to better reflect our new business operations.

The Company is filing this Form 10 to register its common stock with the Securities and Exchange Commission.

General

Previously we operated a retail, entertainment, media and publishing company.  We were not successful in any of these endeavors and have changed our business strategy to concentrate on our licensed perfume brands and growth opportunities in the fragrance field.

Prior Operations

Adrenalina Stores

The Company previously operated retail stores throughout the country.  The Adrenalina store  focused on the nature and wellness lifestyle surrounding outdoor, adventure and extreme sports.  Its  objective was  to  enhance the shopping experience  with our mix of entertainment that included our FlowRider® experience.   The Company’s business strategy was to open new store locations and to exploit a niche market.  Due to changing economic conditions, construction delays and the Company’s inability to obtain financing,   The Company was not able to implement its growth strategies and sold its last remaining Adrenalina retail outlet located in San Diego, California in 2012.

Adrenalina Television and Publishing

Our television series, Adrenalina, was first produced and distributed in Spanish, primarily targeting the Hispanic and Latin American markets.  It was later expanded to the U.S. markets.  By  2008 we had an inventory of over  200, 30-minute episodes  for  the Sun Channel and SI-TV.  However, beginning in 2008 revenues and viewership started to decline and this operation was terminated.   Similarly, by 2008 our publishing division was not successful and this business was terminated in 2008.

Current Operations

Our new business strategy is to manufacture, distribute, market, promote, and sell perfumes and related products licensed through celebrities, designers or lifestyle brands. Mr. Lekach, our chief executive officer, was previously involved in the fragrance industry and believes that focusing on this business provides the Company with growth opportunities while simultaneously reducing overhead and  capital expenditures.

The fragrance industry is a highly competitive and marketing-intensive industry comprised of numerous manufacturers, distributors, department stores, retailers, and perfume shops worldwide. Although the fragrance industry is divided into multiple sectors, we will focus on the prestige and mass-market arenas of the industry.

We do not intend to own any manufacturing facilities. However, we will require a significant cash infusion for product development, marketing, advertising, and manufacturing activities to properly secure inventory levels and positioning required to achieve and maintain anticipated sales for our licensed products.

The Company anticipates it will require aproximately $1.5 million to $2.1 million of funds per month for maintaining its operations.

In order to implement our new business strategies we have determined that securing exclusive licensing agreements with identifiable brands, raising sufficient capital, and utilizing our core competencies and talents will lay the foundation for the implementation of our new business strategy. The products we develop, distribute, market, promote, and sell will be under the Company's licensed brands.

The Company’s Business Strategy

The Company’s strategic goal is to profitably grow our business. The business strategies employed by the Company to achieve this goal are:

1.
Build  strong brands. We have entered into licensing agreements to develop multiple fragrance lines.  We intend to promote these   brands by focusing on innovative, high-quality, consumer-preferred brand offering; effective consumer brand communication; appropriate levels of advertising and promotion; and superb execution with our retail partners.

2.	Develop our organizational capability. We continue to develop our organizational capability through attracting, retaining and rewarding highly capable people and through performance management.

3.	Pursue growth opportunities. We will focus on pursuing growth opportunities with our existing brands as well as seeking to acquire brands and products to complement our fragrance line.

4.	Improve our financial performance. We continue to drive our collective business activities to deliver improved financial performance.

Our  objective is to develop and launch quality  fragrances utilizing nationally recognized celebrities to endorse our product offerings.   In furtherance thereof we have signed exclusive licensing agreements with Selena Gomez and Adam Levine and intend to market their fragrance under the “ID” company name.  By  identifying and concentrating in the most receptive market segments where our licensors are known, and executing highly targeted launches that capture the essence of the brand, we believe that we will be able to successfully launch and brand these fragrances.   We may  secure additional license  contracts as licensors recognize the value  working more closely with our development team  in the product development  and launch process.

We entered into an agreement with Victory International, LLC to be our 3rd party manufacturer, and provide turnkey services. Victory was responsible for procuring all raw components on the company’s behalf; including bottles, caps, pumps, and folding cartons. Our major suppliers include Uni-President Glass (bottles, caps, folding cartons), Rexam (pumps), WhipSmart (caps, folding cartons), Gerresheimer (bottles), and Givaudan (fragrance). The company believes that the loss of a major supplier would not adversely affect our business as there are other suppliers that provide similar services. In addition,  we will continue to identify and evaluate potential suppliers and negotiate favorable terms, including, but not limited to exclusivity rights.

We have been dependent on a few large retail customers (Macy’s) representing a concentration of our sales and we have been dependent on one major supplier of our raw materials (Givaudan). This concentration of sales is related to product launches. We are continuing to  expand our distribution channels and will not be dependent upon a few customers. New brands and product lines will be launched through domestic channels, with limited exclusivity periods.

Research and development is limited to the creation and formulation of new fragrance brands. We do not believe that any monies that we spend in developing new products is material to our operations.

Licensed Brands:

Selena Gomez

On June 14, 2011 we entered into an exclusive licensing agreement with Selena Gomez, which grants us the worldwide rights to develop fragrances and related products bearing the Selena Gomez name and likeness for men, women and children.  The initial term of the licensing agreement is five years.  The licensing agreement will automatically be extended for an additional five years should the Company achieve the minimum wholesale net sale levels. Selena Gomez will earn a minimum percentage of sales in the form of a royalty which will be paid on a quarterly basis.

We are required to pay royalties based on net sales of the fragrance(s).  We have guaranteed minimum annual royalty payments and committed an advertising budget to launch the product.  The guaranteed minimum payments are personally guaranteed by our chief executive officer, Ilia Lekach.

Under the terms of the licensing agreement, we will be responsible for creating, conceiving designing, establishing and defining the product line.  We will be responsible for creating a marketing and advertising campaign, product distribution, production and delivery of the products.  We will be responsible for all costs incurred in the production, marketing and distribution of the products.

A copy of the Licensing Agreement is attached hereto as Exhibit  10.2.  You are urged to review the agreement in its entirety.  Please be advised that confidential treatment has been requested with respect to certain terms and conditions contained in the Licensing Agreement. including but not limited to the required royalty payment, guaranteed minimum royalties, minimum advertising expenses and the renewal terms.

Ms. Gomez will have the right to review and approve all materials prepared to be used in connection with all product sales including but not limited to photos,  fragrances, aromas, creative development, designs, naming/identification and all materials related to the advertising, promotion, and marketing of the product lines.

Selena Gomez was  born July 22, 1992 and  is an American actress and singer best known for portraying  Alex Russo in the Emmy Award-  Disney Channel television series Wizards of Waverly Place. She subsequently ventured into feature films and has starred in the television movies Another Cinderella Story, Wizards of Waverly Place: The Movie, and Princess Protection Program. She made her starring theatrical film debut in Ramona and Beezus.  Her career has expanded into the music industry; Gomez is the lead singer and founder of the pop band Selena Gomez & the Scene, which has released two RIAA Gold certified studio albums, Kiss & Tell and A Year Without Rain and spawned three RIAA Platinum certified singles, "Naturally", "Who Says" and "Love You Like a Love Song". Gomez has also contributed to the soundtracks of Tinker Bell, Another Cinderella Story, Wizards of Waverly Place, and Shake It Up after signing a record deal with Hollywood Records. In 2008, Gomez was designated a UNICEF Goodwill Ambassador.

Selena Gomez Product Launch

We  launched  the Selena Gomez fragrance  in May 2012 with a national  exclusive roll-out in more than  700  Macy stores throughout the country.  We believe that this product launch is an important step to create brand awareness, reach new customers and increase brand exposure.  We intend to create a continuous and interactive connection between Selena Gomez, her fragrance, fans/consumers, and retailers through traditional and social media marketing activities.  This phenomenon enabled Selena Gomez fans and consumers to assist in the development of her new signature fragrance via online through her own propriety website, www.SelenaGomezperfumes.com.

The launch of the marketing campaign has created brand awareness and served as a catalyst in stimulating sales and brand awareness.  With the marketing campaign gaining traction, we utilize the following retailers with our fragrance sales:  Dillards, Macy's, Bon Ton, Belk, Von Maur, Ulta, SSI the military and other specialty stores. Our goal will be to implement our worldwide distribution network  to  roll out the Selena Gomez new signature fragrance (and other fragrances)  in Canada, Central and South America, Europe, the Middle East, Asia and the Far East.  We believe that we will be able to penetrate the mass-prestige and mass markets in the USA by identifying a distribution partner.   We have had preliminary discussions with Elizabeth Arden to facilitate the distribution of our fragrances.

Elizabeth Arden is a global prestige beauty products company with an extensive portfolio of prestige beauty brands sold over 120 countries. The company's brand portfolio includes Elizabeth Arden skincare, color and fragrance products, the celebrity fragrance brands of Britney Spears, Elizabeth Taylor, Justin Bieber, Mariah Carey, Nicki Minaj, Taylor Swift, and Usher; the designer fragrance brands, Juicy Couture, Curve, Giorgio Beverly Hills, and PS Fine Cologne.

Marketing

Following the launch of the Selena Gomez fragrance, Ms. Gomez made a  personal appearance at Macy's Herald Square in New York City. In order to increase brand awareness we began to focus our marketing initiatives and efforts through cost-effective and intensive in-store tailored programs offered by our retail partners. These programs began in July 2012. In addition to our in-store programs, we supported Selena Gomez's debut fragrance not only with visual weeks and collateral material such as testers, vials, blotter cards, and Gift With Purchases (GWP's), but also with independent sale contractors who were paid to promote and sell the products on a weekly basis. We plan to continue with this approach to support Selena Gomez's debut fragrance with in-store programs and activities and expand our efforts in other effective marketing areas available to us to increase sales.

Pricing

The manufacturer’s suggested retail price for the Selena Gomez fragrance is $55.00 for a 100ml bottle, $45.00 for a 50 ml bottle  and $35.00 for a 30ml bottle.   In 2013 we increased the manufacturer’s suggested retail price to $59.00 and   $49.00 respectively.  We believe that the intricate design of the bottle and the nature of the cap encompassing an intricate and delicate handmade cap embellished with nine metalized LIPS, justifies the costs and increases margins.

Status of the License Agreement

On March  21, 2013 we received  notice from counsel to July Moon  that we are in breach of our Licensing Agreement and that the Agreement is terminated effective April 21, 2013.  We believe that there is no valid basis for Licensor to terminate the License Agreement and that the Agreement should remain in full force and effect.  In furtherance thereof, we have filed a complaint for declaratory relief, breach of contract and injunctive relief against July Moon Productions and Selena Gomez.  The lawsuit was filed in the Superior Court of the State of California, County of Los Angeles, Central District.  We are seeking declaratory relief and a judicial determination of our rights to continue to operate under the License Agreement. Until such time as the court determines our rights under the Licensing Agreement, we will continue to market and sell the Selena Gomez fragrance line.

Adam Levine

On January 20, 2012 we entered into an exclusive licensing agreement with  Adam Levine Productions Inc.  The licensing agreement grants us the worldwide rights to develop fragrances for men, women and children and related products bearing the Adam Levine likeness.  The initial term of the licensing agreement is five years.  The term commences when the product is first shipped but in no event later than 18 months following execution of the licensing agreement.  The licensing agreement will automatically be extended for an additional five years if we meet  pre established sales thresholds.

We are required to pay royalties based on net sales of the fragrance(s).  We have guaranteed minimum annual royalty payments and committed an advertising budget to launch the product. The guaranteed minimum payments are personally guaranteed by our chief executive officer, Ilia Lekach.

Under the terms of the licensing agreement, we will be responsible for creating, conceiving designing, establishing and defining the product line.  We will be responsible for creating a marketing and advertising campaign, product distribution, production and delivery of the products.  We will be responsible for all costs incurred in the production, marketing and distribution of the products.

Mr. Levine will have the right to review and approve all materials prepared to be used in connection with all product sales including but not limited to photos,  fragrances, aromas, creative development, designs, naming/identification and all materials related to the advertising, promotion, and marketing of the product lines.

A copy of the Licensing Agreement is attached hereto as Exhibit 10.3.  You are urged to review the agreement in its entirety.  Please be advised that confidential treatment has been requested with respect to certain terms and conditions contained in the Licensing Agreement including but not limited to the required royalty payment, guaranteed minimum royalties, minimum advertising expenses and the renewal terms.

Adam Levine was born  March 18, 1979  is an American singer-songwriter and musician, best known as the front man and guitarist for the pop rock band Maroon 5. He is also a coach on the American talent show The Voice.  He  has collaborated with various musical acts. In 2005, Levine was featured on the Ying Yang Twins song "Live Again". He appeared on Kanye West's Late Registration album, on the third single, "Heard 'Em Say" He is also featured in the song "Wild Horses" on Alicia Keys' third album Alicia Keys: MTV Unplugged. Over the next year, he co-wrote the track "Say It Again" on Natasha Bedingfield's album N.B.. He also performed the background vocals on this song. Most recently, Levine offered his vocals on Gym Class Heroes' newest album in the song "Stereo Hearts".

Adam Levine Product Launch

We launched  Adam Levine's debut fragrance for men and women in  February 2013. The initial launch event was combined with a range of events including a group of Adam Levine Personal Appearances to promote, build awareness, and stimulate sales for the brand globally. We partnered with  Commonwealth Projects to develop a proprietary "POP-UP" installation in the center of Los Angeles, California for one (1) week. The store will showcase a plethora of stations to activate the basic five (5) senses (Smell, Taste, Touch, Sight, and Hearing).

In addition, Mr. Levine took pictures with his  fans at Macy's Century City store location followed by an after party at this year’s Grammy awards to promote the fragrance for Men and for Women.

Marketing

"Live Like Adam" (LLA) Campaign: The LLA  campaign is part of a multi-prong approach combined with a series of launch events to aggressively create awareness and generate revenue and PRE-SELLING  the products prior to its becoming available in-store. This unique multi-faceted concept will be streamlined through the social media network, FACEBOOK, as a contest event. By simply being one of the first 100,000 fans to "LIKE" Maroon 5's band fan page, contestants will receive a mailed sample of the fragrance and "WIN" a chance to experience an all expenses paid trip to "Live Like Adam" at the Chateau Marmont and drive a rented convertible roadster for one (1) week. Throughout 2013, we plan to continue marketing and promoting the brand with an adhesive combination of digital and print media.

The manufacturer’s suggested retail price for the Adam Levine fragrances are $65.00 for a 100ml bottle, $45.00 for a 50 ml bottle and $35.00 for a 30ml bottle.

Distribution

Adam Levine fragrances for Men and for Women will be found in a variety of major retail and specialty chain stores in the United States and Canada.  In the United States, our retailers will include  Macy's and other  department stores as well as boutique chains while in Canada, the fragrances will be initially sold by Shopper’s Drug Mart. Internationally, we intend to sell the product line in Central and South America, Europe, the Middle East, Asia and the Far East.

Status of Licensing Agreement

We are in compliance with the terms and conditions of the Adam Levine licensing agreement.

Production and Supply for our fragrance lines

The launch of a new fragrance line involves input from many different sources,  from perfume designers to glass makers.

The stages of the development and production process can be summarized as follows:

☐	Discussions with perfume designers and creators (includes analysis of esthetic and factory trends, target clientele and market communication approach);
☐	Concept choice;
☐	Produce mock-ups for final acceptance of bottles and packaging;
☐	Receive bids from component suppliers (glass makers, plastic processors, printers, etc.) and packaging companies;
☐	Choose suppliers;
☐	Schedule production and packaging;
☐	Issue component purchase orders;
☐	Follow quality control procedures for incoming components; and
☐	Follow packaging and inventory control procedures.

Fragrance manufacturers rely on multiple suppliers to manufacture their fragrances including:

☐	Independent perfumery design companies;
☐	Perfumers which create a fragrance consistent with our expectations and, that of the fragrance designers and creators;
☐	Contract manufacturers of components such as glassware, caps or boxes ;
☐	Production specialists who carry out packaging or logistics for storage, order preparation and shipment.

Procurement and Distribution

In launching a fragrance line  we must be able to  coordinate procuring component parts, manufacturing the product, packaging the product, storage, distribution and order processing.  In November 2011 we  signed a manufacturing agreement and warehouse logistics agreement with Victory International.  The agreements provided in part for Victory to package our products for shipment,  warehouse the product, move the product for shipment, coordinate shipping logistics, provide shipping and storage material, manage purchase orders and the electronic data interchange.  Victory was to  procure the component goods from suppliers, negotiate pricing and payment terms with suppliers, manufacture and package the fragrances and coordinate payment to the suppliers.   We were responsible for all component costs, transportation, assembly costs and a management fee payable to Victory. We terminated the Agreement with Victory for cause. Victory has filed suit against us for breach of contract.  (See Item 8:  Legal proceedings for more specific information regarding this lawsuit.

In September, 2012 we entered an agreement with Suite-K.  Suite-K  is our  contract manufacturer .  As a contract manufacturer, Suite-K receives raw materials and components on our  behalf, and conducts basic fill and assembly activities to convert materials into finished sellable items to be used to fulfill  customer orders.  In addition, Suite-K provides distribution services for warehousing, order processing, and customer service and EDI (Electronic Data Interchange) setup and administration. EDI is an interface used to process, fulfill, and execute orders and related activities between vendors (suppliers like ourselves)  and buyers (customers) such as department stores, and/or boutiques  such as  Macy's, Nordstrom, Dillards, Belk, Bon Ton, and others.

Currently, we are working with Suite-K on a non-exclusive basis without an agreement to manufacture our products. We believe that this gives us the flexibility to fill and assemble products with multiple contract manufacturers as desired. This flexibility can be used either to react to increased demand and fill and assemble beyond Suite-K's capacity or as a protective mechanism to prevent and/or mitigate an event of Force Majeure.

In addition to the agreements set forth above, we signed an exclusive 5 year supplier contract with Gigantic Parfums, LLC, a related entity, which provides for us to be the exclusive fragrance supplier to Gigantic Parfums, LLC. Sales of fragrance to Gigantic were made at the Company's cost and there was no amount due from Gigantic at December 31, 2012. This contract shall automatically renew for subsequent ten (10) year periods unless terminated by either party in writing 30 days prior to the end of the initial term. This contract was terminated on July 19, 2012.

We believe that our agreements with Suite-K, and Gigantic provide us with the turnkey services that we require in order to successfully launch our product lines.

In January 2013 we signed a one year distribution agreement with Common Wealth Corporation (“CWC”)/  We executed this agreement to secure financing to support the Selena Gomez perfumes with Elizabeth Arden. CWC provide advances to the Company based on a percentage(as defined) of the purchase orders.   Maximum funding is limited to $1.5 million at any time, inclusive of any advances.   Our chief executive officer has guaranteed performance and payment of any obligations under this agreement.

Marketing

Marketing Strategies

Our marketing efforts will focus principally on promoting the quality, value and benefits of our products.  Each of our licensed fragrances will be distinctively positioned, have a single image, and will be promoted with consistent logos, packaging and advertising designed to enhance its image and differentiate it from other brands.  We will regularly advertise our products on television and radio, in upscale magazines and newspapers, the Internet, and through direct mail.  We intend to leverage social networking, mobile, and digital applications so that we are able to engage with our consumers through their preferred technologies. In addition, we believe that our fragrances will receive editorial coverage in prestige publications and other media outlets.

Growth strategies and portfolio branding can be achieved through new product development and marketing

We intend to grow through the creation of fragrance family extensions.  Our goal is to create a new family of fragrances for each of our licensed brands.  We may  introduce “seasonal” fragrances as well. With new introductions, we leverage our ability and experience to gauge trends in the market and further leverage the brand name into different product families in order to maximize sales and profit potential. We will promote the smooth and consistent performance of our fragrance operations through knowledge of the market, detailed analysis of the image and potential of each brand name, a “good dose” of creativity and a highly professional approach to distribution channels.

We will continue to create and develop new line extensions under both the Selena Gomez and Adam Levine brands.  We believe that this will boost sales and meet the minimum required royalty payments under both fragrance license agreements. Later this year, we intend to launch Selena Gomez's sophomore fragrance.  The product launch will be exclusively with Macy's.  The product will be introduced and sold under the same distribution structure and MSRP as Selena Gomez debut fragrance collection. The collection will boast a different scent and overall aesthetic from Selena Gomez's debut fragrance.

Continue to add new brands to our portfolio through new licenses or acquisitions

We intend to add new brands to our product offerings.  We may also acquire new brands to strengthen our position in the fragrance industry.  Our objective is to develop and market full and varied product families and, with management’s technical knowledge and practical experience gained over time, take licensed brand names through all phases of concept development, manufacturing, and marketing.

Expand existing portfolio into new categories

We may broaden our product offering beyond the fragrance category and offer other fragrance related products and personal care products such as skin care, cosmetics and hair care.  We believe such product offerings will meet customer needs and further strengthen customer loyalty.

Seasonality

The fragrance industry has been historically seasonal with increased demand by retailers in anticipation of and during the holiday season. We must anticipate the increased demand and have sufficient working capital for production and inventory to meet these seasonal fluctuations.

Financing

We have incurred significant marketing and advertising expenses in launching the Selena Gomez  fragrance line and anticipate similar expenses with the recent launch of the Adam Levine fragrance line.  These  expenses, together with costs associated with hiring additional personnel, development, production and distribution costs have put  tremendous pressure on our working capital requirements.

In June 2012 the Company entered into a factoring arrangement  with   LSQ Funding Group, LLC (the “Factor”) whereby the Factor agreed to purchase without recourse up to $2 million of the face value of approved retailers’ valid accounts receivable, subject to a 35% reserve. The Company removes such receivables from its financial statements upon sale. Interest is based on the “Prime Rate”. The agreement is for 6 months with renewal provisions. LSQ continues to serve as our Factor. During 2012 the Company borrowed and repaid an aggregate of $2.8 million and this amount is reflected in Financing Activities in the statement of cash flows. There was no amount due to the factor at December 31, 2012.

The company has granted a security interest in its products to Victory International, LLC. In addition, the Company has also granted Parfums Investment, LLC a security interest in its licenses in connection with its guarantee of a related party debt.  Victory has filed a lawsuit against the Company.   If Victory is successful in its litigation,  Victory will have the right to foreclose on its security interest.

We believe that negotiating favorable payment terms for our fragrance lines and related products with suppliers will be critical to our growth strategy and cash flow. With the successful launch of both the Selena Gomez and Adam Levine brands, we will be placing larger orders, our credit ratings will improve and suppliers will be more inclined to give us favorable payment terms.

Government Regulation

A fragrance is defined as a “cosmetic” under the Federal Food, Drug and Cosmetics Act.  The manufacturing, processing, formulating, packaging, labeling, distributing, selling and advertising of our products are subject to regulation by one or more federal agencies.  The most active regulation has been administered by The Food and Drug Administration (hereinafter the FDA) which regulates our products pursuant to the Federal Food, Drug and Cosmetic Act (hereinafter the FDCA) and regulations promulgated thereunder.  In particular, the FDA regulates the safety, manufacturing, labeling and distribution of perfumes, dietary supplements, including vitamins, minerals and herbs, food additives, food supplements, over-the-counter drugs and prescription drugs, medical devices and cosmetics.  In addition, the Federal Trade Commission (hereinafter the FTC) has overlapping jurisdiction with the FDA to regulate the labeling, promotion and advertising of  these same products. We believe that we are in substantial compliance with such regulations.  Changes in such regulations, or in the manner in which such regulations are interpreted, applied, or enforced, could have a material adverse effect on our business, prospects, results of operations, financial condition or cash flows.

Intellectual Property

We have a licensing agreement with July Moon Productions, Inc. with respect to the Selena Gomez and Vivamore trademarks.  Selena Gomez national trademark applications have been filed in the United States, Brazil, Canada, Columbia, Mexico, Paraguay, South Africa and the United Arab Emirates.  The Selena Gomez mark is registered in Columbia.  A Selena Gomez Madrid Protocol trademark application was filed designating Australia, China, the United Kingdom and the European Union.  Protection has been granted in the United Kingdom.

The trademark of Vivamore perfumes and related products relates to Selena Gomez perfume brand extension. Vivamore is Selena Gomez's second perfume line under the Selena Gomez perfume brand.  We have filed a trademark for Vivamore and will file for trademark protection for  other perfume brands as they are rolled out.

We own, or have licenses or other rights to use, the material trademark and brand name rights used in connection with the packaging, marketing and distribution of   both the Selena Gomez and Adam Levine  fragrance brands.  In addition, we  rely on common law intellectual property rights in order to protect our  intellectual property and trade secrets. We intend to  protect intellectual property rights to our products through available patent, copyright and trademark laws. Despite these precautions, existing patent, copyright and trademark laws afford only limited practical protection.

U.S. trademark ownership depends on use and remains effective as long as the trademark is used. Trademark registration provides certain additional protections. U.S. trademark registrations are generally renewable for as long as the trademark is used.

Product Liability.

Like other retailers, distributors and manufacturers, we face an inherent risk of exposure to product liability or product recall claims in the event that the use of our products results in injury.  Such claims may include, among others, that our products contain contaminants or inadequate warnings concerning side effects and interactions with other substances.  We generally do not obtain contractual indemnification from parties supplying raw materials or marketing our products.  In any event, any such indemnification if obtained will be limited by our terms and, as a practical matter, to the creditworthiness of the indemnifying party.

We carry an umbrella product liability policy.   In the event that we do not have adequate insurance or contractual indemnification, product liabilities relating to defective products could have a material adverse effect on our operations and financial conditions.

Competition

The fragrance  industry is highly competitive and can change rapidly due to consumer preferences and industry trends. Competition in this  industry is based on brand strength, pricing and assortment of products, in store presence and visibility, innovation, perceived value, product availability, order fulfillment, service to the customer, promotional activities, advertising, special events, new product introductions, e-commerce and mobile commerce initiatives, and other activities.

We believe that we compete primarily on the basis of brand recognition, quality, product efficacy and  price.  There are products that are better-known and more popular than our current product line.  Many of our competitors are substantially larger and more diversified, and have substantially greater financial and marketing resources than we do, as well as greater name recognition and the ability to develop and market products similar to, and competitive with, those manufactured by us. Moreover, because there are few, if any, substantial barriers to entry, we expect that new competitors are likely to enter the  fragrance market and attempt to market a “fragrance” associated with other well known celebrities.  We cannot be certain that we will be able to compete successfully in this extremely competitive market.

Employees

As of December 31, 2012 we had 30 full time and one part time employees.  None of our employees are union members. We believe that we have a good relationship with our employees.

International Expansion

Management believes that the Canadian market represents excellent expansion opportunities. In August 2012, the Company secured a distribution of Adam Levine's debut fragrance for Men and for Women exclusively with Shopper's Drug Mart (SDM) for a period of 12 months starting February 2013. SDM is a drugstore chain with 1,200 stores nationwide that sell fragrances and related products along with beauty and personal care products, and health products. After the 12 month exclusively ends, the Company plans to continue expanding its distribution to other retailers and penetrate the mass-prestige and mass markets throughout Canada.  The Company intends to explore marketing and distribution opportunities in Central and South America, Europe, the Middle East, Asia and the Far East.

ITEM 1A.  RISK FACTORS

The risks and uncertainties described below are not the only ones facing the Company. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations. If any of the following risks actually occur, our business could be materially adversely affected. In such case, the Company may not be able to proceed with its planned operations and your investment may be lost entirely.

General Risks Related to our Business Operations

It is possible investors may lose their entire investment..

Prospective investors should be aware that if we are not successful in our endeavors, your entire investment could become worthless. Even if we are successful, in developing and selling our licensed fragrances there can be no assurances that we will generate sufficient revenues to meet our operating expenses and our losses will continue.

We have a history of losses and there can be no assurance that we can reverse these trends.

For the year ended December 31, 2012 we incurred losses from continuing operations totaling $3,820,825 as compared to $950,590 in 2011.   We had a working capital deficit at December 31, 2012 totaling $11,111,949 and $7,676,335.  There can be no assurance that we can reverse these losses or generate sufficient cash flow to satisfy outstanding liabilities.

We do not qualify as an  “Emerging Growth Company,” as Defined in the JOBS Act.

The JOBS Act affords companies the opportunity to file registration statement with certain scaled back disclosure.  These scaled back reporting requirements are not available to us.  Therefore,  we will likely incur increased costs with respect to our ongoing reporting requirements.

We may need additional capital, and the sale of additional shares or other equity securities could result in additional dilution to our stockholders.

We will require additional cash resources to expand our business operations and fully implement our business plan.  If our resources are insufficient to satisfy our cash requirements, we may seek to sell additional equity or debt securities or obtain a credit facility. The sale of additional equity securities could result in additional dilution to our stockholders. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations. We cannot assure that financing will be available in amounts or on terms acceptable to us, if at all.

We may be subject to shareholder lawsuits for failing to file required reports with the Securities and Exchange Commission.

We were previously subject to the reporting requirements of the Exchange Act which required us to file periodic reports with the Securities and Exchange Commission (the “Commission”).  We did not file the required reports and the Company’s Registration Statement was revoked by the Commission.  As a result, past and present shareholders may file an action against the Company.  If the litigants are successful, any monetary damages assessed against us will have a material adverse effect on our ongoing operations.  Even if we are successful in defending these actions, management will likely have to devote significant time and resources to these matters which in turn impact our ongoing operations.

We may be subject to significant product liability claims and litigation which could adversely affect our future earnings and financial condition.

Our business exposes us to potential product liability risks inherent in the development and marketing of fragrances. . Specifically, our fragrances could trigger allergic reactions, skin problems, tainted materials, Such liability claims may be expensive to defend and result in large judgments against us. We currently maintain liability insurance; however such liability insurance may not be adequate to fully cover any liabilities that arise from the use of our fragrances.  Additionally, liability or alleged liability could harm our business by diverting the attention and resources of our management and damaging our reputation and that of our subsidiaries.

We have a history of losses and losses are likely to continue in the future.

We have not generated sufficient revenues to cover our operating expenses.  The launch of our new fragrances will involve significant start-up costs primarily attributable to marketing and advertising. Even if we successfully launch our fragrances, there can be no assurance that revenues will be sufficient to satisfy our ongoing operational requirements.

Our current financial condition has raised doubt regarding our ability to continue as a going concern.

Our ability to continue operating as a going concern will depend on our ability to sell sufficient quantities of our products to generate revenues in excess of our required cash expenditures and, thereafter, to generate sufficient funds to allow us to implement our business plan. Further, to the extent that funds for our operations and business plan are required that exceed our revenues, our ability to continue operating as a going concern will also depend on our ability to obtain sufficient financing, whether in the form of debt or equity. We cannot provide any assurance that we will have sufficient sales or that sufficient financing will be available to us on terms or at times that we may require. Failure in any of these efforts may materially and adversely affect our ability to continue as a going concern.

We have defaulted on several loan obligations.

We have defaulted on loan payable aggregating $230,000 and shareholder loans aggregating $2,613,936 as of December 31, 2012 Both the loan payable and stockholder notes are in default, and are shown as current. The Company does not expect an adverse effect on operations as a result of these defaults. However, should these creditors choose to foreclose on these loans, our ongoing business operations will be impaired.

If we are unable to obtain additional funding, we may have to reduce our business operations.

Based on currently proposed plans and assumptions relating to our ability to market and sell our products,  our cash on hand and anticipated revenues is not sufficient  to maintain our current operations or implement our expansion program.   If we are unable to realize satisfactory revenue in the near future, we will be required to seek additional financing to continue our operations beyond that period. We will also require additional financing to expand into other markets, make acquisitions and further develop and market our products. We have no current arrangements with respect to any additional financing. Consequently, there can be no assurance that any additional financing on commercially reasonable terms or at all will be available when needed. The inability to obtain additional capital may reduce our ability to continue to conduct business operations. Any additional equity financing may involve substantial dilution to our then existing stockholders.

We have limited financial resources and to date no positive cash flow from operations. There can be no assurance that we will be able to obtain financing on acceptable terms in light of factors such as the market demand for our securities, the state of financial markets generally and other relevant factors.

We have received a termination notice in connection with our licensing agreement with Selena Gomez.

We have received notice that the Selena Gomez licensing agreement has been terminated.  We believe that the termination is without merit and filed a complaint seeking declaratory relief and for breach of contract.  If we are not successful with this litigation, we may be subject to injunctive relief which will prevent us from marketing, distributing and selling the licensed brand.  The Licensor may also seek monetary damages.   If a court determines that we  are in breach of  the Selena Gomez Licensing Agreement our  business will be severely impacted.  Not only would this limit us to the Adam Levine fragrance line,  it will make it more difficult to secure licensing agreements with other celebrities.

Our business is dependent upon our being able to anticipate, identify and respond to changing fashion trends, customer preferences and other fashion-related factors; failure to do so could have a material adverse effect on us.

Customer tastes and fashion trends are volatile and tend to change rapidly. Our success depends on our ability to effectively anticipate, identify and respond to changing fashion tastes and consumer preferences, and to translate market trends into appropriate, saleable product offerings in a timely manner. If we are unable to successfully anticipate, identify or respond to changing styles or trends and misjudge the market for our products or any new product lines, our sales may be lower than predicted and we may be faced with a substantial amount of unsold inventory or missed opportunities. In response to such a situation, we may be forced to rely on markdowns or promotional sales to dispose of excess or slow-moving inventory, which could have a material adverse effect on our results of operations.

We are   subject to litigation.

Victory International Inc. has filed a lawsuit against us in federal district court (See “Legal Proceedings”).  The alleged damages are in excess of $1.2 million.   While we believe that we have meritorious defenses there can be no assurance that we will be successful.   If a judgment is entered against us,  this   will have a material adverse affect on our ongoing operations.

Because we rely on a limited number of suppliers, we may experience difficulty in meeting our customers’ demands for our products in a timely manner or within budget.

We rely on a few suppliers to provide  component parts for our fragrances and packaging.  Should these suppliers be unable to meet our orders, we may experience delays in providing retail customers with product.  While  management has identified alternative  suppliers should the need arise,  we will likely incur additional costs, longer lead time in order fulfillment  and delays  in changing suppliers.

We are reliant on Suite K Value Added Services to coordinate multiple aspects of our business.  Should  Suite K cease operations or choose not to renew our agreements,  our operations will be adversely impacted.

We are reliant on Suite K to produce, package, warehouse, ship and invoice our products.  Without their services, our business operations would be severely jeopardized.  While there are other companies capable of providing services similar to those offered by Suite K,   time delays, costs, quality and relationships with customers could be jeopardized if we are required to identify a new supplier.

We have granted security interests in our assets.

We have  granted a security interest in our  products to Victory International, LLC. In addition, we have granted Parfums Investment, LLC a security interest in both the Selena Gomez and Adam Levine licensing agreements.  If we default on either of these obligations and either party forecloses on their security interest,  our business will be adversely impacted and you  may lose your entire investment.

Our business could be adversely affected by a prolonged downturn or recession in the United States or other countries in which we conduct business.

A prolonged economic downturn or recession in the United States  or any of the other countries in which we do significant business could materially and adversely affect our business, financial condition and results of operations. In particular, such a downturn or recession could adversely impact (i) the level of spending by our ultimate consumers, (ii) our ability to collect accounts receivable on a timely basis from certain customers, (iii) our ability of certain suppliers to fill our orders for raw materials, packaging or co-packed finished goods on a timely basis, and (iv) the mix of our product sales.

Consumers may reduce discretionary purchases of our products as a result of a general economic downturn.

We believe that the high degree of global economic uncertainty is expected to continue to have a negative effect on consumer confidence, demand and spending.  In addition, we believe that consumer spending on beauty products including perfume and cologne is influenced by general economic conditions and the availability of discretionary income. Accordingly, we may experience sustained periods of declines in sales during periods of economic downturn as it may affect customers’ purchasing patterns.   Any resulting material reduction in our sales could have a material adverse effect on our business, financial condition and operating results.

Uncertainties and continued deterioration in global credit markets could negatively impact suppliers, customers and consumers, which could have an adverse impact on our business as a whole.

Uncertainties and continued deterioration in the global credit markets could negatively impact our suppliers, customers and consumers which, in turn, could have an adverse impact on our business.  Uncertainties  in the  credit could make future financing difficult or more expensive. Such lack of credit or lack of credit on favorable terms could have a material adverse effect on our business, financial condition and operating results.

If we are unable to protect our intellectual property rights, specifically trademarks and brand names, our ability to compete could be negatively impacted.

The market for our products depends to a significant extent upon the value associated with trademarks and brand names that we license, use or own. We own, or have licenses or other rights to use, the material trademark and brand name rights used in connection with the packaging, marketing and distribution of our perfume brands.  Therefore, trademark and brand name protection is important to our business.  Although most of the brand names we license, use or own are registered in the United States  we may not be successful in asserting trademark or brand name protection. In addition, the laws of certain foreign countries may not protect our intellectual property rights to the same extent as the laws of the United States. The costs required to protect our trademarks and brand names may be substantial.

The success of our products is dependent on public taste.

Our revenues are substantially dependent on the success of our products, which depends upon, among other matters, pronounced and rapidly changing public tastes, factors which are difficult to predict and over which we have little, if any, control. In addition, we have to develop successful marketing, promotional and sales programs in order to sell our fragrances.  If we are not able to develop successful marketing, promotional and sales programs, then such failure will have a material adverse effect on our business, financial condition and operating results.

If we cannot compete effectively, we will lose business.

The market for our products, services and solutions is positioned to become competitive.. The principal competitive factors in this market include:

☐	Ongoing development of enhanced technical features and benefits;
☐	Reductions in the manufacturing cost of competitors’ products;
☐	The ability to maintain and expand distribution channels;
☐	Brand name;
☐	The ability to deliver our products to our customers when requested;
☐	The timing of introductions of new products and services; and
☐	Financial resources.

Our competitors have substantially greater resources, more customers, longer operating histories, greater name recognition and more established relationships in the industry. As a result, these competitors may be able to develop and expand their networks and product offerings more quickly, devote greater resources to the marketing and sale of their products and adopt more aggressive pricing policies. In addition, these competitors have entered and will likely continue to enter into business relationships to provide additional products competitive to those we provide or plan to provide.

We have guaranteed the obligation of a related party.

We have guaranteed a $1.2 million obligation of Gigantic Parfums.   The loan is subject to prepayment and default remedies and in the event the Company is required to pay on the guarantee, the balance due may exceed the stated principal amount.  If Gigantic defaults on this obligation and the creditor looks to us for payment, our business and cash flow will be significantly impacted.

Risks  related to our fragrances:

We are subject to extreme competition in the fragrance industry.

The market for fragrances and fragrance related products is highly competitive and sensitive to changing market preferences and demands. Many of our competitors in this market are larger than we are and have greater financial resources than are available to us, potentially allowing them greater operational flexibility. Our success in the  fragrance industry is dependent upon our ability to continue to generate original strategies and develop quality products that are in accord with ongoing changes in the market.

In the retail market in the U.S. we primarily sell products or plan to sell products directly to  retailers such as Macy’s.  However,  retail stores compete directly with other mass market retailers as well as specialty retailers such as Ulta and Sephora.

Our success with the sale of our perfumes is dependent upon our ability to competitively price quality fragrances and to quickly and efficiently develop and distribute new fragrances and related products.

If there is insufficient demand for our existing fragrances and fragrance related products, or if we do not develop future strategies and products that withstand competition or we are unsuccessful in competing on price terms, then we could experience a material adverse effect on our business, financial condition and operating results.

Sales and marketing efforts by retailers carrying our products can impact our operations.

We are responsible for product development, formula creation, packaging and manufacturing under our licensing agreements.  Retailers are responsible for marketing and selling  our fragrances.  If the sales and marketing efforts of those retailers are not successful for the fragrances  that we have developed, then such unsuccessful sales and marketing efforts could have a material adverse effect on our operating results.

If we are unable to acquire or license additional brands, or obtain the required financing for these agreements, then the growth of our business could be impaired.

Our future expansion through acquisitions or new product distribution arrangements, if any, will depend upon the capital resources and working capital available to us. Further, in view of the global banking crisis, we may be unable to obtain financing or credit that we may require for additional licenses, acquisitions or other transactions. We may be unsuccessful in identifying, negotiating, financing and consummating such acquisitions or arrangements on terms acceptable to us, or at all, which could hinder our ability to increase revenues and build our business.

We may acquire fragrances marketed by other companies or companies engaged in similar or complementary businesses.  We may not be able to successfully integrate or manage these companies. These acquisitions may dilute our stockholders and cause us to incur debt and assume contingent liabilities.

We continuously review acquisition prospects that would complement our current product offerings, increase our size and geographic scope of operations or otherwise offer growth and operating efficiency opportunities. The financing, if available, for any of these acquisitions could significantly dilute our stockholders and/or result in an increase in our indebtedness. We may acquire or make investments in businesses or products in the future, and such acquisitions may entail numerous integration risks and impose costs on us, including:

☐	difficulties in assimilating acquired operations or products, including the loss of key employees from acquired businesses;

☐	diversion of management’s attention from our core business;

☐	adverse effects on existing business relationships with suppliers and customers;

☐	risks of entering markets in which we have no or limited prior experience;

☐	dilutive issuances of equity securities;

☐	incurrence of substantial debt;

☐	assumption of contingent liabilities;

☐	incurrence of significant amortization expenses related to intangible assets and the potential impairment of acquired assets; and

☐	incurrence of significant immediate write-offs.

Our failure to successfully complete the integration of any acquired business could have a material adverse effect on our business, financial condition and operating results.

We are dependent upon the services of Messrs.  Ilia Lekach, Isaac Lekach and Rudford Hamon, and the loss of their services could harm our business.

Ilia Lekach, Isaac Lekach  and Rudford Hamon are responsible for day-to-day operations as well as major decisions. Termination of their relationships with us, whether through death, incapacity or otherwise, could have a material adverse effect on our operations, and we cannot assure you that qualified replacements can be found. We do not maintain key man life insurance on these individuals.

Our reliance on third party manufacturers could have a material adverse effect on us.

We rely on outside sources to manufacture our fragrances.  The failure of such third party manufacturers to deliver either components or finished goods on a timely basis could have a material adverse effect on our business. Although we believe there are alternate manufacturers available to supply our requirements, we cannot assure you that current or alternative sources will be able to supply all of our demands on a timely basis. We do not intend to develop our own manufacturing capacity.  As these are third parties over which we have little or no control, the failure of such third parties to provide components or finished goods on a timely basis could have a material adverse effect on our business, financial condition and operating results.

Changes in laws, regulations and policies that affect our business could adversely affect our financial results.

Our business is subject to numerous laws, regulations and policies.  Changes in the laws, regulations and policies, including the interpretation or enforcement thereof, that affect, or will affect, our business, including changes in accounting standards, tax laws and regulations, environmental or climate change laws, regulations or accords, trade rules and customs regulations, and the outcome and expense of legal or regulatory proceedings, and any action we may take as a result could adversely affect our financial results.

Our success depends, in part, on the quality and safety of our products.

Our success depends, in part, on the quality and safety of our products.  If our products are found to be defective or unsafe, or if they otherwise fail to meet our consumers’ standards, our relationships with customers or consumers could suffer, the appeal of one or more of our brands could be diminished, and we could lose sales and/or become subject to liability claims, any of which could result in a material adverse effect on our business, results of operations and financial condition.

Our business is subject to governmental regulation, which could impact our operations.

Fragrances and fragrance related products must comply with the labeling requirements of the Federal Food, Drug and Cosmetics Act as well as the Fair Packaging and Labeling Act and their regulations..

However, we cannot assure you that, should we develop or market fragrances and fragrance related products with different ingredients, or should existing regulations or requirements be revised, we would not in the future experience difficulty in complying with such requirements, which could have a material adverse effect on our results of operations.

Our information systems and websites may be susceptible to outages and other risks.

We have information systems that support our business processes, including product development, marketing, sales, order processing, production, distribution, finance and intracompany communications. We have Internet websites including www.SelenaGomezperfumes.com and AdamLevine-Fragrances.com.   These systems may be susceptible to outages due to fire, floods, power loss, telecommunications failures, break-ins and similar events. Despite the implementation of network security measures, our systems may be vulnerable to computer viruses, break-ins and similar disruptions from unauthorized tampering. The occurrence of these or other events could disrupt or damage our information systems and adversely affect our business and results of operations.

We may become subject to possible liability for improper comparative advertising or “Trade Dress”.

Brand name manufacturers and sellers of brand name products may make claims of improper comparative advertising or trade dress (packaging) with respect to the likelihood of confusion between our fragrances and those of brand name manufacturers and sellers. They may seek damages for loss of business or injunctive relief to seek to have the use of the improper comparative advertising or trade dress halted.  However, we believe that our promotional efforts constitute fair competitive advertising and are not likely to cause confusion between our products and others. Further, we have not experienced to any material degree, any of such problems to date.

Our officers and directors may have conflicts of interest.

While our officers devote their full time to ID Perfumes, each of our officers is also an officer or director of Gigantic Parfums LLC.  Gigantic distributes various fragrance brands. Gigantic has no other operations and has no intent to pursue development of any other fragrances.   The Company’s business plan does not contemplate that it will  distribute its own fragrance brands, or act as a distributor for other brands.   Nevertheless,  since distribution is a critical component  in selling the fragrances,  there can be no assurance that opportunities  will not arise in the future which could benefit ID Perfumes.   Our officers and directors have agreed that any business opportunity related to the fragrance industry  will first be presented to the Company’s Board of Directors and  the Board will have a fiduciary responsibility to ID Perfumes to evaluate the opportunity and make a decision whether or not ID Perfumes will undertake these activities.

Risks Relating to our common stock.

Ilia Lekach, our chief executive officer and sole director  owns or controls approximately 71.4%  of the Company's common stock and thus may influence certain actions requiring stockholder vote without the requirement of any other shareholder vote or consent.

If there is a shareholder meeting, as a consequence of the controlling shareholder’s significant equity interest, the controlling shareholder has certain discretion regarding proposals submitted to a vote by shareholders. As a result, the controlling shareholder has the ability to control the outcome of matters submitted to our stockholders for approval, including the election of directors and any merger, consolidation, or sale of all or substantially all of our assets. In addition, the controlling shareholder has the ability to control the appointment of management and therefore the business affairs of the Company. Additionally, in the event that the controlling shareholder controls the Company at the time of his death, control may be transferred to a person or entity that he designates as his successor. As controlling stockholder, Mr. Lekach  is entitled to vote his shares in his own interests, which may not always be in the interests of our stockholders generally.

There is no active trading market for our common stock and any market that may develop may not be sustained.

Our common stock no longer trades on any exchange or electronic quotation system and there is no active market for our common stock. While we intend to file for listing on the OTCBB, there can be no assurance that our common stock will be approved for trading, or if approved, whether there will be an active trading market for the common stock . In the event that an active trading market commences, there can be no assurance as to the market price of the shares of common stock, whether any trading market will provide liquidity to investors, or whether any trading market will be sustained.

Upon the filing of this registration statement on Form 10 we will become subject to reporting requirements under the Exchange Act.

Pursuant to the requirements of Section 13 of the Exchange Act the Company is required to provide certain information about significant acquisitions and other material events. The Company will be required to file quarterly reports on Form 10-Q and annual reports on Form 10-K, which annual report must contain our audited financial statements. As a reporting company under the Exchange Act, the Company will be required to file a report on Form 8-K or other appropriate forms   under the Exchange Act. A Form 8-K must be generally filed with the SEC within 4 days.

Additional financing requirements associated with reporting obligations under the Exchange Act.

We believe that we will have sufficient funds available to pay accounting and professional fees and other expenses to fulfill our reporting obligations under the Exchange Act until we generate sufficient cash flow from operations. In the event that our available funds, from management and/or related parties, prove to be insufficient, we will be required to seek additional financing. Our failure to secure additional financing could have a material adverse affect on our ability to pay the accounting and other fees in order to continue to fulfill our reporting obligations and pursue our business plan. We do not have any arrangements with any bank or financial institution to secure additional financing and there can be no assurance that any such arrangement would be available on terms acceptable and in our best interests. While we are dependent upon interim funding provided management and/or related parties to pay professional fees and accounting fees and related expenses, we have neither a written nor oral agreement with such parties to provide any continued funding. Notwithstanding the foregoing, we anticipate that management and/or related parties will continue to fund the costs associated with being a reporting company until such time as the Company generates cash flow from operations.

State Blue Sky Registration, potential limitations on resale of the securities.

The holders of our shares of common stock and those persons, who desire to purchase them in any trading market that might develop, should be aware that there may be state blue-sky law restrictions upon the ability of investors to resell our securities. Accordingly, investors should consider the secondary market for the Registrant's securities to be a limited one.

It is the present intention of the Registrant's management to seek coverage and publication of information regarding the Registrant in an accepted publication manual, which permits a manual exemption. The manual exemption permits a security to be distributed in a particular state without being registered if the Registrant issuing the security has a listing for that security in a securities manual recognized by the state. However, it is not enough for the security to be listed in a recognized manual. The listing entry must contain (1) the names of issuer's officers, and directors, (2) an issuer's balance sheet, and (3) a profit and loss statement for either the fiscal year preceding the balance sheet or for the most recent fiscal year of operations. Furthermore, the manual exemption is a nonissuer exemption restricted to secondary trading transactions, making it unavailable for issuers selling newly issued securities.

Our status as a “smaller reporting company” may make it more difficult to raise capital when we need to do it.

Because of the exemptions from various reporting requirements provided to us as a “smaller reporting company “, we may be less attractive to investors and it may be difficult for us to raise additional capital as and when we need it.  Investors may be unable to compare our business with other companies in our industry if they believe that our financial accounting is not as transparent as other companies in our industry.  If we are unable to raise additional capital as and when we need it, our financial condition and results of operations may be materially and adversely affected.

We will incur increased costs and demands upon management as a result of complying with the laws and regulations that affect public companies, which could materially adversely affect our results of operations, financial condition, business and prospects.

As a public company we will incur significant legal, accounting and other expenses that we did not incur as a private company, including costs associated with public company reporting and corporate governance requirements. These requirements include compliance with Section 404 and other provisions of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, as well as rules implemented by the SEC and NASDAQ. In addition, our management team will also have to adapt to the requirements of being a public company. We expect that compliance with these rules and regulations will substantially increase our legal and financial compliance costs and will make some activities more time-consuming and costly.

The increased costs associated with operating as a public company will decrease our net income or increase our net loss, and may require us to reduce costs in other areas of our business or increase the prices of our products or services. Additionally, if these requirements divert our management’s attention from other business concerns, they could have a material adverse effect on our results of operations, financial condition, business and prospects.

However, for as long as we remain a “smaller reporting company” , we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies.

We will not be required to comply with certain provisions of the Sarbanes-Oxley Act for as long as we remain a “smaller reporting company”

Our independent registered public accounting firm is not required to formally attest to the effectiveness of our internal control over financial reporting until the later of the year following our first annual report required to be filed with the SEC, or the date we are no longer a “smaller reporting company. ” At such time, our independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which our controls are documented, designed or operating.

Reduced disclosure requirements applicable to smaller reporting companies   may make our common stock less attractive to investors.

As a   “smaller reporting   company”,  we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “smaller reporting companies” . We cannot predict if investors will find our common stock less attractive because we may rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile.

We are subject to evolving corporate governance and public disclosure regulations that may result in additional expenses and continuing uncertainty regarding the application of such regulations.

Changing laws, regulations and standards relating to corporate governance and public disclosure, are creating uncertainty for public companies. We are presently evaluating and monitoring developments with respect to new and proposed rules and cannot predict or estimate the amount of the additional compliance costs we may incur or the timing of such costs. These new or changed laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and as a result, their application in practice may evolve over time as new guidance is provided by courts and regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. Maintaining appropriate standards of corporate governance and public disclosure may result in increased general and administrative expenses and a diversion of management’s time and attention from revenue-generating activities to compliance activities. In addition, if we fail to comply with new or changed laws, regulations and standards, regulatory authorities may initiate legal proceedings against us and our business and our reputation may be harmed.

We do not expect to pay dividends in the foreseeable future.

We have never paid cash dividends on our common stock and have no plans to do so in the foreseeable future. We intend to retain earnings, if any, to develop and expand our business.

"Penny stock" rules may make buying or selling the common stock difficult and severely limit the market for our common stock and its liquidity.

Trading in our common stock is subject to certain regulations adopted by the SEC commonly known as the "Penny Stock Rules". Our common stock qualifies as penny stock and is covered by Section 15(g) of the Exchange Act,, which imposes additional sales practice requirements on broker/dealers who sell our common stock in the market. The "Penny Stock" rules govern how broker/dealers can deal with their clients and "penny stock". For sales of our common stock, the broker/dealer must make a special suitability determination and receive from clients a written agreement prior to making a sale. The additional burdens imposed upon broker/dealers by the "penny stock" rules may discourage broker/dealers from effecting transactions in our common stock, which could severely limit its market price and liquidity. This could prevent investors from reselling our common stock and may cause the price of the common stock to decline.

There is currently no trading market for our common stock. We intend to apply for listing of our common stock for trading on the   Over-the-Counter Bulletin Board. The trading market for securities that are not traded on a recognized stock exchange have   substantially less liquidity than the average trading market for companies quoted on other national stock exchanges and our price may fluctuate dramatically. A public trading market having the desired characteristics of depth, liquidity and orderliness depends on the presence in the marketplace of willing buyers and sellers of our common stock at any given time. This presence depends on the individual decisions of investors and general economic and market conditions over which we have no control. Due to limited trading volume, the market price of our common stock may fluctuate significantly in the future, and these fluctuations may be unrelated to our performance. General market price declines or overall market volatility in the future could adversely affect the price of our common stock, and the current market price may not be indicative of future market prices.

Our stock price may be volatile, which may result in losses to our shareholders.

The stock markets have experienced significant price and trading volume fluctuations, and the market prices of companies quoted on the Over-The-Counter Bulletin Board have been very volatile and have experienced sharp share price and trading volume changes.  If our common stock is accepted for trading,   common stock is likely to be highly volatile and could fluctuate widely in price in response to various factors, many of which are beyond our control, including:

●	operating results below expectations;
●	additions or departures of key personnel;
●	sales of our common stock
●	competition in the fragrance industry;
●	our ability to secure additional celebrity and other licensing agreements;
●	our ability to reduce costs and operating expenses and become profitable;
●	industry developments;
●	the loss of any strategic relationships;
●	economic and other external factors; and
●	period-to-period fluctuations in our financial results.

In addition, the securities markets have from time to time experienced significant price and volume fluctuations that are unrelated to the operating performance of particular companies. These market fluctuations may also materially and adversely affect the market price of our common stock.

Domestic and international stock markets often experience significant price and volume fluctuations. These fluctuations, as well as general economic and political conditions unrelated to our performance, may adversely affect the price of our common stock. Depending on its depth and length, the current recession could have an impact on our business and as such, could adversely affect the market price of our common stock.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Forward-Looking Statements

The information herein contains forward-looking statements. All statements other than statements of historical fact made herein are forward looking. In particular, the statements herein regarding industry prospects and future results of operations or financial position are forward-looking statements. These forward-looking statements can be identified by the use of words such as “believes,” “estimates,” “could,” “possibly,” “probably,” anticipates,” “projects,” “expects,” “may,” “will,” or “should” or other variations or similar words. No assurances can be given that the future results anticipated by the forward-looking statements will be achieved. Forward-looking statements reflect management’s current expectations and are inherently uncertain. Our actual results may differ significantly from management’s expectations.

The following discussion and analysis should be read in conjunction with our financial statements, included herewith. This discussion should not be construed to imply that the results discussed herein will necessarily continue into the future, or that any conclusion reached herein will necessarily be indicative of actual operating results in the future. Such discussion represents only the best present assessment of our management.

Overview

In June 2011, the Company entered the fragrance business, and began to sign licensing, manufacturing and distribution agreements for fragrance products. The Company formally decided to discontinue its prior retail store operations that sold active sportswear, and to close, abandon, dispose or sell its assets relating to its retail operations in September 2011. In the past, the Company primarily focused on its retail operations while maintaining a small portion of its media and entertainment operations. In 2009, the Company discontinued its media and entertainment operations and in 2011 the Company discontinued its retail operations. The Company’s prior business model did not work. Along with the negative impact from the then economic recession, the Company's expansion efforts were curtailed, all of which negatively impacted its retail sales through 2011. The foregoing factors along with working capital shortages and the Company's inability to raise sufficient funds for expansion continued through 2011 and resulted in the Company’s decision to exit the retail sales segment of its business in 2011. Accordingly, during 2011, the Company changed its focus to enter into the perfume distribution business. In this connection, it is now engaged in the business of creating, designing, manufacturing, distributing and selling prestige fragrances and beauty related products marketed primarily through specialty stores, national department stores and perfumeries on a worldwide basis.

We believe our entrance into the perfume business in 2011, and entering into distribution agreements may establish viable distribution channels for our fragrance products. Management believes that the actions taken may provide an opportunity to improve liquidity and profitability. However, if we were to expand operations through acquisitions, new licensing arrangements or both, we may need to obtain additional financing.  There can be no assurances that we could obtain additional financing or what the terms of such financing, if available, would be. In addition, the current business environment may increase the difficulty of obtaining additional financing, if necessary.

We operate in the fragrance business and manufacture, market and distribute fragrances and fragrance related products for two musical artists.  We manage our business in one segment.

We produce and distribute our prestige fragrance products under license agreements with Selena Gomez and Adam Levine. Our sales in 2012 are from our license agreements Selena Gomez and sales began in 2013 under our license agreement with Adam Levine.

The fragrance industry has been historically seasonal with increased demand by retailers in anticipation of and during the holiday season. We must anticipate the increased demand and have sufficient working capital for production and inventory to meet these seasonal fluctuations.

We grow our business by adding new brands to our portfolio and through the introduction of new products and supporting new and established products through advertising, merchandising and sampling. The economics of developing, producing, launching and supporting products will influence our sales and operating performance each year.

Our business is not capital intensive, and it is important to note that we do not own manufacturing facilities. We act as a general contractor and source our needed components from our suppliers. These components are received at our contract filler and distributer located in New Jersey, where the  finished products are assembled and then delivered to our customers for us.

As with any business, many aspects of our operations are subject to influences outside our control. We believe, that the two celebrities that we have licenses with,  represent a strong brand portfolio with global reach and potential. As part of our strategy, we plan to continue to make investments in other celebrities and other  channels to grow market share.

At this time, we do not believe the recent economic uncertainty and financial market volatility taking place in certain Latin American  countries will have a significant impact on our business. However, if the degree of uncertainty or volatility worsens or is prolonged, then there will likely be a negative effect on ongoing consumer confidence, demand and spending and as a result, our business. Currently, we believe general economic and other uncertainties still exist in select markets in which we do business. We continue to monitor global economic uncertainties and other risks that may affect our business.

Our biggest financial challenges are very limited liquidity and insufficient working capital.

Discussion of Critical Accounting Policies

 We make estimates and assumptions in the preparation of our financial statements in conformity with accounting principles generally accepted in the United States of America. Actual results could differ significantly from those estimates under different assumptions and conditions. We believe the following discussion addresses our most critical accounting policies, which are those that are most important to the portrayal of our financial condition and results of operations. These accounting policies generally require management’s most difficult and subjective judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain. We do not have an independent Board of Directors.  Our sole board member serves as our chief executive officer. As such, our chief executive officer must make both managerial and operational decisions on behalf of the Board of Directors.

Revenue Recognition

 We sell our products to department stores, perfumeries, specialty retailers, mass-market retailers, supermarkets and domestic and international wholesalers and distributors. Sales of such products  are denominated in U.S. dollars. We recognize revenues when merchandise is shipped and the risk of loss passes to the customer. Net sales are comprised of gross revenues less returns, trade discounts and allowances.

 Accounts Receivable

 Accounts receivable represent payments due to the Company for previously recognized net sales, reduced by allowances for sales returns and doubtful accounts. Accounts receivable balances are written-off against the allowance for doubtful accounts when they become uncollectible. Recoveries of accounts receivable previously recorded against the allowance are recorded in the statement of income when received. We generally grant credit based upon our analysis of the customer’s financial position as well as previously established buying patterns.

 Sales Returns

Generally, we permit our retail customers to return their unsold products if properly requested, authorized and approved. We regularly review and revise, as deemed necessary, our estimate of reserves for future sales returns based primarily upon historic trends and relevant current data including information provided by retailers regarding their inventory levels. In addition, as necessary, specific accruals may be established for significant future known or anticipated events. The types of known or anticipated events that we have considered, and will continue to consider, include, but are not limited to, the financial condition of our customers, store closings by retailers, changes in the retail environment and our decision to continue to support new and existing products. We record estimated reserves for sales returns as a reduction of sales, cost of sales and accounts receivable. Returned products are recorded as inventories and are valued based upon estimated realizable value. The physical condition and marketability of returned products are the major factors we consider in estimating realizable value. Actual returns, as well as estimated realizable values of returned products, may differ significantly, either favorably or unfavorably, from our estimates, if factors such as economic conditions, inventory levels or competitive conditions differ from our expectations.

 Promotional Allowances

We have various performance-based arrangements with certain retailers. These arrangements primarily allow customers to take deductions against amounts owed to us for product purchases. The costs that our Company incurs for performance-based arrangements are netted against revenues on our Company’s statement of income. Estimated accruals for promotions and advertising programs are recorded in the period in which the related revenue is recognized. We review and revise the estimated accruals for the projected costs for these promotions. Actual costs incurred may differ significantly, either favorably or unfavorably, from estimates if factors such as the level and success of the retailers’ programs or other conditions differ from our expectations.

Inventory

Inventory is stated at the lower of cost or market value. Cost is principally determined by the average cost method. We record adjustments to the cost of inventory based upon our sales forecast and the physical condition of the inventories. These adjustments are estimates, which could vary significantly, either favorably or unfavorably, from actual requirements if future economic conditions or competitive conditions differ from our expectations.

 Equipment and Other Long-Lived Assets

Equipment, primarily consisting of molds, is recorded at cost and is depreciated on a straight-line basis over the estimated useful lives of such assets. Changes in circumstances such as technological advances, changes to our business model or changes in our capital spending strategy can result in the actual useful lives differing from our estimates. In those cases where we determine that the useful life of equipment should be shortened, we would depreciate the net book value in excess of the salvage value, over its revised remaining useful life, thereby increasing depreciation expense. Factors such as changes in the planned use of equipment, or market acceptance of products, could result in shortened useful lives.

Income taxes

The Company accounts for income taxes using an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in its financial statements or tax returns. The net deferred tax assets assume sufficient future earnings for their realization, as well as the continued application of currently anticipated tax rates. Included in net deferred tax assets is a valuation allowance for deferred tax assets, where management believes it is more-likely-than-not that the deferred tax assets will not be realized in the relevant jurisdiction. If the Company determines that a deferred tax asset will not be realizable, an adjustment to the deferred tax asset will result in a reduction of net earnings at that time. In addition, the Company follows the provisions of uncertain tax positions as addressed in ASC topic 740-10-65-1.

Quantitative Analysis

During the two-year period ended December 31, 2012 we have not made any material changes in our assumptions underlying these critical accounting policies or to the related significant estimates. The results of our business underlying these assumptions have not differed significantly from our expectations.

While we believe the estimates we have made are proper and the related results of operations for the period are presented fairly in all material respects, other assumptions could reasonably be justified that would change the amount of reported net sales, cost of sales, and selling, general and administrative expenses as they relate to the provisions for anticipated sales returns. For 2012, had these estimates been changed simultaneously by 5% in either direction, our reported gross profit would have increased or decreased by approximately $25,000 and no effect on selling, general and administrative expenses.

Revenues- In June 2011, the Company entered the fragrance business, and began to sign licensing, manufacturing and distribution agreements for fragrance products relating to a celebrity artist that it had signed a five year license. The Company formally decided to discontinue its prior retail store operations that sold active sportswear, and to close, abandon, dispose or sell its assets relating to its retail operations.

During 2012, the Company began to sell its  products to department stores, perfumeries, specialty retailers, mass-market retailers, domestic and international wholesalers and distributors. Sales growth in 2012 was due to  the launch and rollout of the fragrance products relating to Selena Gomez. This launch included selling to over 700 Macy’s stores.  Sales to domestic customers were 75%, while sales to Latin America and all other were 12% and 13%, respectively.  Our growth expectations for 2013 include the continuation  of the Selena Gomez line and the new sales  from our February 2013  launch of  the Adam Levine line, which includes scents for men and women. Since our sales are dependent on these two celebrities, any unfavorable change in their popularity or brand awareness would have a material impact on the Company’s liquidity, capital resources and results of operations.

Gross profit margins

	2012	2011
Net sales	$6,702,662	$164,797
Cost of sales	3,832,221	131,838
Gross margin	$2,870,441	$32,959
Gross margin as a percent of sale	43%	20%

In 2011, our sales consisted of fragrance components which were sold to an affiliated company. In 2012, sales were substantially to department stores, perfumeries, specialty retailers, mass-market retailers, domestic and international wholesalers and distributors which resulted in higher gross margins.  In addition, our sales in 2012 included $1.5 million of sales to related parties. In 2013, we expect increases in our international sales, primarily in Canada and the United Kingdom as well as increases in domestic sales resulting from new product launches for existing celebrities.

We have an agreement with a vendor to provide for, order fulfillment, warehouse, logistic and administrative services for our fragrance products. In accordance with the agreement, the vendor is also entitled to fees, as defined, based on volume of customers’ orders processed, per unit costs, hourly rates incurred by this vendor. The agreement is one year with renewal options. In the event, we do not renew our agreement and enter in new agreement with less favorable terms our gross margins would decrease.

Costs relating to gift with purchase promotions are reflected in Selling, General and Administrative expenses and aggregated $361,000. Accordingly, our gross margin may not be comparable to other companies, which may include these expenses as a component of cost of sales.  Had this amount been included in cost of sales, our gross margins would be reduced by 6% in 2012.

Selling, general and administrative expenses  - During the second half of 2011, the Company entered the fragrance business, and began to sign licensing, manufacturing and distribution agreements for fragrance products relating to a celebrity artist that it had signed a five year license. During 2012, the Company began to sell its products to department stores, perfumeries, specialty retailers, mass-market retailers, domestic and international wholesalers and distributors. Sales growth in 2012 was due in great part to the launch and rollout of the fragrance products relating to Selena Gomez. The related Selling, General and Administrative expenses  are discussed below:

		% of Selling,General and Adminstrative expenses	% of Net Sales
Professional fees	767,172	12%	11%
Royalties	333,333	5%	5%
Advertising and Promotion	2,613,446	41%	39%
Payroll	1,525,492	24%	23%
Other	1,156,414	18%	17%
	6,395,857	100%	95%

Professional fees – These expenses are primarily related to the Company hiring contractors/consultants and outside accountants and legal professionals to enable the Company to meet the filing requirements for this filing of Form 10. We are in the process of hiring internal accountants and expect our professional fees relating to contractors/consultants  to decrease in the second quarter of 2013, while we expect our payroll to increase to a lesser degree.

Royalties – Royalty expense includes the amortization of prepaid royalties pursuant to one of our fragrance licensing agreements. The Company is required to pay a minimum royalty, whether or not any product sales are made.

Advertising - The Company is required to spend minimum amounts for advertising based upon sales volume. These costs include promotional items, mailings, launch events, costs relating to gift with purchase promotions, department store models and domestic coop advertising expenses. Our annual advertising costs generally  commence with each product launch. As a result, if our product launch occurs during  the year, we would expect to incur more launch and advertising costs during the first few months following the product launch.  This was the case for the Selena Gomez contract  that was launched in May 2012.  The product launch for Adam Levine occurred in February  2013, and accordingly we expect to have proportionality higher advertising costs following this launch. During 2012, the Company incurred $2.5 million and $106,000 in advertising and promotion expenses for Selena Gomez and Adam Levine, respectively, for a total advertising and promotion expense of $2.61 million. The Company is currently in compliance with minimum advertising requirements at December 31, 2012 and April 30, 2013.

Payroll  - Payroll includes compensation for marketing, sales, administration and executive personal. We plan on internalizing many of the accounting related contractor/consultant expenses that are included in professional fees, during the second quarter of 2013 and expect an increase to our corporate payroll.

Other -  Included in other are two of our largest expenses, consisting of rent and insurance. While we do not expect an increase in these expenses, there is no certainty that our insurance related expense will not significantly increase.. In August 2012, the Company terminated its manufacturing agreement, and consequently, the Company received notice that it owes a short fall on a  minimum guaranteed management fee . The Company recorded such amount as of December 31, 2012. In addition, the Company received notice alleging a breach of the manufacturing agreement. The vendor owns finished goods and product components aggregating approximately $1.7 million at December 31, 2012. The Company does not believe it owes or is committed to purchase the balance of the finished goods and product components, based on its contract terms.   In the event the Company is required to pay the supplier for such inventory, it would have a material impact on the Company’s liquidity, capital resources and results of operations.

As we launch and roll out fragrances for new celebrities our variable costs  such as royalties, advertising and payroll are expected to increase.

Interest expense - Interest was incurred  substantially to the Company’s chairman CEO principal shareholder and family members. The $33,000 increase is attributable to a higher average outstanding balance. The loan payable and stockholder notes arose in prior years during which time the Company was in the retail store business.

Income taxes -  Income taxes are calculated using the liability method specified by ASC 740 "Accounting for Income Taxes".  Valuation allowances are provided against deferred tax assets if it is considered "more likely than not" that some portion or the entire deferred tax asset will not be realized. During 2012 the Company realized an increase of approximately $.9 million of its' net deferred tax asset, from which the management has recorded approximately $5.6 million as a valuation allowance for the current year.

Net loss from continuing operation - As a result of the factors described above the Company reported a net loss from continuing operations of $3.8 million  in 2012 compared to net loss of $1 million in 2011. The  increase in our net loss from continuing operations is primarily due to the Company entering the fragrance business in  the fourth quarter of 2011 and has had incurred substantial amounts in setting up a  infrastructure  along with  our inability to achieve a successful level of revenues  to cover our selling, general and administrative expenses.

Discontinued Operations - Through September 30, 2011, the Company primarily owned and operated retail stores in several states which sold active beach and rugged sportswear. The Company began closing stores at unprofitable locations in 2009 and continued to do so through  2011. In this connection, on September 30, 2011, the Company formally decided to discontinue its retail store operations  that sold  active sportswear, and to close, abandon, dispose or sell its assets relating to its retail operations. The Company decided to dispose of its retail stores because it incurred significant operating losses and was unable to sustain a viable business model for the past six years.

Retail sales, reported in discontinued operations  aggregated $.1 million and $1.5 million in 2012 and 2011, respectively. Net loss reported in discontinued operations  aggregated a loss of ($.4) million and ($1.4) million in 2012 and 2011, respectively. This decrease is  attributable to the disposition in the fourth quarter of  2011 of two of the Company’s flagship stores that had larger revenues and larger losses, whereas the third quarter of 2012, a smaller store was sold for the assumption of approximately $ 166,000 of  liabilities to an affiliate that resulted in a gain on disposal.

Gain on disposal reported in discontinued operations  aggregated $.1 million and $2.3 million in 2012 and 2011, respectively. In 2011 the Company recognized a gain on two disposals of its stores aggregating approximately $2.3 million, of which $4.7 million results from the reversal of  deferred lease incentives and deferred rent recorded in prior years, whereas in 2012 one smaller store was sold.

As a result of the factors described above,  the Company reported pre-tax income (losses) reported in discontinued operations for the years ended December 31, 2012 and 2011 aggregated ($.4) million  and  $.9 million, respectively. Two stores that were disposed in 2011, whose leases were terminated by the landlord, are currently  leased by the landlord to a former employee. Management, and based on the  opinion of counsel,  believe  that the Company  is not obligated for any lease payments beyond the termination dates, nor obligated to return the lease incentives or lease concessions previously given to the Company in prior years,  which aggregates $12.5 million.  In the event the Company would have to pay such amount, the payment  would have a material impact on the Company’s liquidity, capital resources and results of operations.

Earnings per share—We compute basic and diluted loss per common share by dividing the losses applicable to common stock by the weighted average number of common shares outstanding. Currently our basic and fully diluted EPS calculation are the same because any increase in the number of dilutive shares would be anti dilutive due to our net loss.

Dividends- The Company has not declared or paid dividends on its common stock during the past two years.

Quantitative and Qualitative Disclosure about Market Risk

Not Applicable

Effects of Inflation and changing prices

Inflation generally affects us by increasing costs of inventory, labor and supplies.  We do not believe that inflation has had any material effect on our business, financial condition or results of operations in the last two years. Although we do not expect that inflation or changing prices will materially affect our business in the foreseeable future, if our costs were to become subject to significant inflationary pressures, we might not be able to offset these higher costs fully through price increases. Our inability or failure to do so could harm our business, operating results and financial condition.

Liquidity and Capital Resources

Our auditors have issued a going concern opinion on our audited financial statements for the years ended December 31, 2012 and 2011 as we have experienced recurring losses and negative cash flows from operations in these periods.  In addition, we have a net capital deficiency.  These matters raise substantial doubt about our ability to continue as a going concern.

We had a working capital deficiency of $11.4 million and $3.7 million for 2012 and 2011, respectively. The increase in our working capital deficiency was primarily related to the Company’s entry into the perfume business.  As a result of our second brand licensing agreement, the Company anticipates it will require approximately $1.5 million to $2.1 million of funds per month to maintain its operations.

Our principal funding requirements are for inventory purchases, advertising expenses, paying down accounts payable and debt. These capital requirements generally have been satisfied through cash flows from operations, the issuance of common stock and notes payable to affiliates and related parties. Our liquidity is impacted by a number of factors, including sales levels, proceeds from the sale of our factored accounts receivables to LSQ Funding Group, Inc., our Factor,    the amount of credit that our vendors extend to us, customer deposits and our borrowing capacity from Company’s chairman CEO principal shareholder and family members and affiliated companies owned and/or controlled by our Company’s chairman CEO and  principal shareholder. As of December 31, 2012, our loan payable totaled $230,000 and our related party and stockholder notes payable totaled $2,613,936 with interest rates from zero to 15%. The terms of repayment of these loans ranged from 30 days to 3 years. All loans payable and related party and stockholder notes are in default and shown as current as of December 31, 2012.  See note 6 “Loan payable and stockholder notes” for further discussion. Due to affiliates of $1,048,488 has no terms of repayment and is shown as current. We did not have accounts receivable at December 31, 2012, as a result of significant credits issued for co-op advertising and the acceptance of returns of a related party. We did not have accounts receivable at December 31, 2011, as we had closed our retail stores during that year and had not yet entered the perfume business. Our customers are generally given terms of payments within 30 days. Our purchases from related parties generally have no terms and are repaid when funds are available.

Cash provided by (used in) operating activities primarily represents income (loss) before depreciation and non-cash charges and is after changes in working capital. Cash provided by (used in) operating activities were inventory ($.6 million), accounts payable $1.2 million, accrued liabilities $1.7 million, and customer deposits $1.3 million. Working capital is significantly impacted by changes in accounts receivable, inventory, accounts payable and accrued liabilities and customer deposits. The Company’s shortage of cash results in increases in accounts payable and accrued liabilities resulting from the Company’s ability to extend its vendor terms to provide a significant portion of our liquidity. The Company’s cash position was positively impacted by customer deposits. The Company received and repaid $2.8 million of cash from our factor during 2012. The increase in our inventory is needed to support our sales growth primarily resulting from our licensing activities. All sales are invoiced in U.S dollars and all customer payments are received in U.S. dollars. The Company does not engage in hedging transactions and believes that it is not subject to foreign currency related risks.

Net cash used in investing activities  was $.3 million which primarily represents the purchases of molds which is used for product development. These  purchases vary based on the number of new products were are developing each year. Our  business is not capital intensive as we do own any manufacturing facilities and as such we have no material commitments for capital expenditures.

Net cash from  financing activities  was $.7 million.  Such increase in cash reflects an increase in net advances from affiliated company of $1.3 million and proceeds from the issuance of common stock over net borrowings from related parties and stockholders of $.6 million. We have no available short-term  lines of credit or any long term borrowing arrangements  with any financial institution and as such we are dependent of related party borrowings, the issuance of stock, and other financial debt sources to provide cash for our financing activities.

Our cash position was $316,000 and $8,000 at December 31, 2012 and 2011, respectively.

Plan of Operation

We were not able to generate any significant cash flow to fund our current operations. However, under our current model of funding operations through capital contributions and debt we are uncertain whether we can sustain ourselves for the next twelve months. Currently, we are seeking additional outside funding to keep the business operational; however there is no assurance additional debt or capital will be available to us on acceptable terms. We believe our entrance into the perfume business in the third quarter of 2011, and entering into distribution agreements may establish viable distribution channels for our fragrance products. Management believes that the actions taken may provide an opportunity to improve liquidity and profitability. However, if we were to expand operations through acquisitions, new licensing arrangements or both, we may need to obtain additional financing.  Further, we are implementing a cash conservation strategy wherever possible including active COO involvement in substantially all contracts and purchase decisions, negotiating payment terms with vendors and, reducing our use of consulting services. For instance, we replaced a contract manufacturer/distributer with one that provides  more favorable payment terms. However, our ability to continue to effectively improve our terms with vendors, raise cash through equity or debt financing with third parties will be difficult in the current credit environment.  There are no assurances that any planned equity offering and/or debt financing will be successful or sufficient to meet our cash requirements or that our cash conservation strategy will be successful.  Even if we were able to obtain debt or equity financing, the terms of such financing may be very unfavorable to us.  Further, any sale of newly issued debt or equity securities could result in additional dilution to our current stockholders.

OFF-BALANCE SHEET ARRANGEMENTS

As of December 31, 2012, we have guaranteed the repayment of a $1.2 million borrowing of Gigantic Parfums, LLC, a company under common control.  The loan provides for monthly payments of interest only at 20%, and the loan balance is due in 2016. In the event the loan is prepaid, the maximum amount of total repayment including interest could aggregate $2.4 million as of December 31, 2012.  The Company secured substantially all of its assets for this loan. We have not recorded any liabilities associated with the aforementioned guaranty as of December 31, 2012.  Gigantic is current on its loan payments as of December 31, 2012 and April 30, 2013.

ITEM 3.   PROPERTIES

The Company’s corporate headquarters are  located at 1250 East Hallandale Beach Blvd. Suite 402 Hallandale Beach, FL  33009 and consists of approximately 2,720  square feet of office space.  Our monthly rent is $4,888.  The lease expires Janury 31, 2014.   We believe that this space is sufficient for our current operations.    If we do not renew this lease, there is adequate office space in the vicinity  which is available at competitive rates.

In August 2012, Gigantic Parfums, LLC, an affiliated entity,   entered into a three year residential  lease in Los Angeles, California  for $13,000 a month.  The residence is used as an office by ID Perfumes’ executives, administrative and marketing personnel when traveling to Los Angeles for perfume related activities such as meetings and product launches.  There is no sublease agreement or other agreement between Gigantic Parfums and ID Perfumes regarding rental payments or expense allocation.  Currently,  ID Perfumes pays the monthly rent directly to the landlord.

Until October 2012, the Company leased and operated retail stores in several states.  The Company began to close these stores in 2009 and all retail establishments have been closed.  All leasehold obligations were either settled with the landlord, terminated by the Landlord or terminated by the Company.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information as of December 31, 2012  regarding the beneficial ownership of our Common Stock by (i) each of our executive officers and directors; (ii) all executive officers and directors as a group; and (iii) each person who is known by us to beneficially own more than 5% of the outstanding shares of our Common Stock. The percentage ownership in this table is based on 4,100,837 issued and outstanding  shares of common stock at December 31, 2012.

Name and Address	Number of Shares		Number of Options		Percent of Ownership(1)

Ilia Lekach	2,927,350	(2)(4)	-0-		71.4%

1250 East Hallandale Beach Blvd.
Suite 402
Hallandale Beach, FL 33009

Rudford Hamon	-0-		300,000	(3)	7.3%

1250 East Hallandale Beach Blvd.
Suite 402
Hallandale Beach, FL 33009

Isaac Lekach

1250 East Hallandale Beach Blvd.
Suite 402
Hallandale Beach, FL 33009

Marcos Lencovski	284,700				6.9%

6073 NW 167th Street
Suite C-15
Miami, FL 33015

All officers and directors as a group (2)	2,927,350		300,000		78.7%

1.  Under Exchange Act Rule 13d-3, a beneficial owner of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or shares: (i) voting power, which includes the power to vote, or to direct the voting of shares; and (ii) investment power, which includes the power to dispose or direct the disposition of shares. Certain shares may be deemed to be beneficially owned by more than one person (if, for example, persons share the power to vote or the power to dispose of the shares). In addition, shares are deemed to be beneficially owned by a person if the person has the right to acquire the shares (for example, upon exercise of an option) within 60 days of the date as of which the information is provided. In computing the percentage ownership of any person, the amount of shares outstanding is deemed to include the amount of shares beneficially owned by such person (and only such person) by reason of these acquisition rights. As a result, the percentage of outstanding shares of any person as shown in this table does not necessarily reflect the person’s actual ownership or voting power with respect to the number of shares of common stock actually outstanding on  December 31, 2012.

2.  Includes 360,000 shares of common stock of IZJD Corp., an entity controlled by Mr. Lekach, 960,000 shares of common stock owned by Gigantic, LLC, an entity controlled by Mr. Lekach, and 1,607,350 shares of common stock owned by Ilia and Deborah Lekach.

3.  On August 17, 2012 Mr. Hamon  was granted an option to purchase 300,000 shares of the Company’s common stock at an exercise price of $0.75 per share.  The option grant expires August 16, 2022.

4.  Ilia Lekach and his children are the   beneficial owners of all of the issued and outstanding shares of IZJD Corp. IZJD owns 960,000 shares of our common stock.   We have allocated all shares owned by IZJD Group to Ilia Lekach.

ITEM 5.  DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth the names and ages of the members of our Board of Directors and our executive officers and the positions held by each.

Name	Age	Position

Ilia Lekach	63	Chairman, Chief Executive Officer, Treasurer and Secretary and director

Isaac Lekach	32	President

Rudford Hamon	30	Executive Vice President and Chief Operating Officer

Ilia Lekach has been our Chairman , Chief Executive Officer, Treasurer, Secretary and sole director since February 2007.

Mr. Lekach has 29 years of experience in the perfume business. He began his perfume career in 1984 with the creation of Perfumania,, which became one of the largest discount perfumery chains in the United States with his brother, Rachmil Lekach. During his tenure at Perfumania as the Chairman and CEO from 1989 to 2006, Perfumania went from one store to over 250 stores throughout the U.S. and Puerto Rico. He was also responsible making Perfumania LTD, a subsidiary of Perfumania a publicly traded company. Due to Mr. Lekach's initial success in the perfume business with Perfumania, his entrepreneurial spirit, and business acumen, he was able to acquire control of Parlux Fragrances, where he held the position of Chairman and CEO from 1984 to 2004. During his tenure at Parlux Fragrances, Inc., he developed fragrances for Perry Ellis, Paris Hilton, Guess, and Ed Hardy by Christian Audigier.

While serving as the Chairman and CEO  of Perfumania and Parlux Fragrances, Inc., he created a highly competitive vertically integrated  structure in the perfume industry between a perfume manufacturer and distributor of licensed perfumes, Parlux Fragrances and discount perfumery chain, Perfumania selling perfumes and related products.

Isaac Lekach (Mr. Ilia Lekach son) has been our President since July 2012 and was instrumental in securing licenses for both the Selena Gomez and Adam Levine fragrance lines. Isaac has been the Chief Executive Officer of Gigantic Parfums since 2009 where he secured the perfume license for Katy Perry and oversaw the development and marketing of Katy Perry's perfume brand. He was also instrumental in securing the Paris Hilton and Ed Hardy by Christian Audigier fragrance licenses for Parlux Fragrances.  While at Parlux,  he was also involved with the marketing and development of the Guess? and Ocean Pacific fragrances. In addition, Isaac served as a member of the Board of Directors of Parlux from 2005 to late 2006. His time in the industry dates back further in his youth as he spent time training and working in the Perfumania retail stores learning about the various trends in fragrances and how the consumer develops a relationship to those products.

Recently, Isaac Lekach completed a proprietary olfactory training seminar given by the fragrance lab Givaudan,. His technical training compounded with his development talent, experience, and prescient ability to discover and secure new licensing opportunities, supports his position as ID Perfumes, Inc. President.

Rudford Hamon has served as our Executive Vice President and Chief Operating Officer since July 2012. Since 2007, he served as the president of Gigantic Parfums .  While at Gigantic, he played a key role in developing and launching  the  Katy Perry fragrance brands worldwide. He streamlined agreements with foreign perfume component manufacturers and suppliers to maximize the value of the company. During his time at Gigantic Parfums, Mr. Hamon was the general manager and concentrated his efforts on all levels of the business, specifically in the areas of operations, manufacturing, and new business development. In the areas of manufacturing and production, Mr. Hamon completed hands-on trainings with suppliers in the U.S. and internationally covering various materials (glass, plastics, paper, and etc.).  His experience propelled his ability to establish faster and more efficient manufacturing and production processes, increase product development cycles from production-to-market, and set high quality standards at competitive costs and favorable payment terms with component suppliers and contract manufacturers. Prior to that, from 2004 through 2007, he worked in the international sales department for Parlux Fragrances and spent time as an intern in their marketing and brand development department.

Family Relationships

Isaac Lekach is the son of Ilia Lekach.   Ilia Lekach also has a nephew named Isaac Lekach (the “Nephew”).  In January 2012 the Company entered into a distribution agreement with the Nephew to sell its products in Mexico with a company owned by the Nephew.

Involvement in Certain Legal Proceedings

During the past ten years:

1)           No petition pursuant to the federal bankruptcy laws or any state insolvency law was filed by or against, or a receiver, fiscal agent or similar officer was appointed by a court for the business or property of any of our officers or directors, or any partnership in which any such officer or director was a general partner at or within 2 years before the time of such filing, or any corporation or business association of which any such officer or director was an executive officer at or within 2 years before the time of such filing;

2)           None of our officers or directors has been convicted in a criminal proceeding or is a named subject of a pending criminal proceeding (excluding traffic violations and other minor offenses);

3)           None of our officers or directors has been the subject of any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining any such officer or director from, or otherwise limiting, the following activities:

(i)           Acting as a futures commission merchant, introducing broker, commodity trading advisor, commodity pool operator, floor broker, leverage transaction merchant, any other person regulated by the Commodity Futures Trading Commission, or an associated person of any of the foregoing, or as an investment adviser, underwriter, broker or dealer in securities, or as an affiliated person, director or employee of any investment company, bank, savings and loan association or insurance company, or engaging in or continuing any conduct or practice in connection with such activity;

(ii)           Engaging in any type of business practice; or

(iii)          Engaging in any activity in connection with the purchase or sale of any security or commodity or in connection with any violation of federal or state securities laws or federal commodities laws;

4)             None of our officers or directors has been the subject of any order, judgment or decree, not subsequently reversed, suspended or vacated, of any federal or state authority barring, suspending or otherwise limiting for more than 60 days the right of any such officer or director to engage in any activity described in paragraph (f) (3) (i) of Item 401(f) of Regulation S-K, or to be associated with persons engaged in any such activity;

5)             None of our officers or directors has been found by a court of competent jurisdiction in a civil action or by the Securities and Exchange Commission to have violated any federal or state securities law, and the judgment in such civil action or finding by the Securities and Exchange Commission has not been subsequently reversed, suspended, or vacated;

6)             None of our officers or directors has been found by a court of competent jurisdiction in a civil action or by the Commodity Futures Trading Commission to have violated any federal commodities law, and the judgment in such civil action or finding by the Commodity Futures Trading Commission has not been subsequently  reversed, suspended or vacated;

7)             None of our officers or directors has been the subject of, or a party to, any federal or state judicial or administrative order, judgment, decree, or finding, not subsequently reversed, suspended or vacated, relating to an alleged violation of:

(i)             Any federal or state securities or commodities law or regulation; or

(ii)           Any law or regulation respecting financial institutions or insurance companies, including, but not limited to, a temporary or permanent injunction, order of disgorgement or restitution, civil money penalty or temporary or permanent cease-and-desist order, or removal or prohibition order; or

(iii)           Any law or regulation prohibiting mail or wire fraud or fraud in connection with any business entity; or

8)             None of our officers or directors has been the subject of, or a party to, any sanction or order, not subsequently reversed, suspended or vacated, of any self-regulatory organization (as defined in Section 3 (a) (26) of the Exchange Act (15 U.S.C. 78c (a) (26)), any registered entity (as defined in Section 1 (a) (29) of the Commodity Exchange Act (7 U.S.C. 1 (a) (29)), or any equivalent exchange, association, entity or organization that has disciplinary authority over its members or persons associated with a member.

Compliance With Section 16(a) Of The Exchange Act

Section 16(a) of the Exchange Act requires the registrant's officers and directors, and persons who own more than 10% of a registered class of the registrant's equity securities, to file reports of ownership and changes in ownership of equity securities of the registrant with the SEC. Officers, directors and greater-than 10% shareholders are required by SEC regulation to furnish the registrant with copies of all Section 16(a) forms that they file. The officers, directors and 5% shareholder intend to become compliant with the requirements of Section 16(a) once the Company becomes subject to the reporting requirements under the Exchange Act.

ITEM 6.  EXECUTIVE COMPENSATION

Overview of Compensation Program

Our compensation philosophy is based on our belief that our compensation programs should: be aligned with stockholders’ interests and business objectives; reward performance; and be externally competitive and internally equitable. We seek to achieve three objectives, which serve as guidelines in making compensation decisions:

(1)	Providing a total compensation package which is competitive and therefore enables us to attract and retain, high-caliber executive personnel;

(2)	Integrating compensation programs with our short-term and long-term strategic plan and business objectives; and

(3)	Encouraging achievement of business objectives and enhancement of stockholder value by providing executive management long-term incentive through equity ownership.

We may compensate our officers with cash compensation, common stock and common stock options. We have not established any quantifiable criteria with respect to the level of compensation, stock grants or options. Rather, the Board of Directors will evaluate cash, stock grants and stock options paid to similarly situated companies.  We do not have a Compensation Committee of the Board of Directors.

With respect to stock grants and options which may be issued to the Company’s officers and directors, the Board will consider an overall compensation package that includes both cash and stock based compensation which would be in line with the Company’s overall operations and compensation levels paid to similarly situated companies.  We may establish a Stock Incentive and Compensation Plan in order to implement a stock based compensation plan.  We anticipate that any such plan, if adopted will provide for the grant of  non-qualified stock options (“Non-Qualified Stock Options”), incentive stock options (“ISOs”, together with Non-Qualified Stock Options referred to herein as “Stock Options”), stock appreciation rights (“SARs”), restricted stock (“Restricted Stock”) and registered stock (“Registered Stock”), (collectively, the “Awards”) to eligible Participants.

The following table sets forth the compensation paid by us to our officers for the fiscal years ended December 31, 2012, 2011 and 2010.  This information includes the dollar value of base salaries, bonus awards and number of stock options granted, and certain other compensation, if any.  The compensation discussed addresses all compensation awarded to, earned by, or paid or named executive officers.

The Company does not have any executed employment agreements in place with any of its officers.

Executive Officer Compensation Table

Principal Position	Year	Salary(1)		Bonus	Stock Awards(2)	Option Awards		Non-Equity Incentive Comp Plans	Non- Qualified Deferred Comp on Earnings	Other	Total

Ilia Lekach,	2012	$178,000	(1)(2)								$178,000
CEO/Sec/Tr/DIR	2011	28,000									28,000
	2010	28,000									28,000

Rudford Hamon	2012	$100,000				$54,0000	(3)				$154,000
COO / EVP	2011	0									0
	2010	0									0

Isaac Lekach	2012	$150,000									$150,000
President	2011	0									0
	2010	0									0
_____________
* In accordance with the rules promulgated by the Securities and Exchange Commission, certain columns relating to information that is not applicable have been omitted from this table.

(1)  It should be noted that during 2010 and 2011 Mr. Lekach  did not work full time for the Company.  Beginning in January 2012 Mr. Lekach  now works for ID Perfumes on a full time basis and his salary was adjusted accordingly.

(2)  No compensation is paid to Mr. Lekach solely as a result of his serving as a corporate director.

(3)   On August 17, 2012 Mr. Hamon was awarded options to purchase 300,000 shares of the Company’s common stock at a price of $.75/share.   The options terminate in August 2022 and are immediately vested.  The options were valued at $.18 per share. The fair value of these options at the date of grant was estimated using a Black-Scholes option pricing model. For further discussion regarding the valuation of this option award, see footnote 8 to the Financial Statements.

None of the Company’s named executive officers are covered by a defined pension plan, defined contribution plan, or other similar benefit plan that provides for payments or other benefits.

There are no written employment agreements between the Company and any of  its  officers and directors.

ITEM 7.   CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

Our Chief Executive Officer owns or controls various corporate entities which conduct business with ID Perfumes.  In addition Mr. Lekach  has purchased company stock, loaned money to the Company and converted debt into equity.

ID perfumes has engaged in significant contractual relations with Gigantic Parfums Inc. (“Gigantic”)  Gigantic is controlled by our chief executive officer and principal shareholder.  These transactions include sales of fragrance components, reimbursements for sharing office space, employees and other administrative services.  From June 2012 through August 2012 we had a services agreement with Gigantic, wherein they provided selling, general, administrative and production services.   In addition, during 2012 Gigantic exchanged $960,000 of its debt for $960,000 shares of common stock.  Sales of raw materials to Gigantic totaled $356,000 and $165,000 for 2012 and 2011, respectively.

As of December 31, 2012, we have guaranteed the repayment of a $1.2 million borrowing of Gigantic Parfums, LLC, a company under common control.  The loan provides for monthly payments of interest only at 20%, and the loan balance is due in 2016. In the event the loan is prepaid, the maximum amount of total repayment including interest could aggregate $2.4 million as of December 31, 2012.  The Company secured substantially all of its assets for this loan. We have not recorded any liabilities associated with the aforementioned guaranty as of December 31, 2012. Gigantic is current on its loan payments as of December 31, 2012, and April 30, 2013.

In August 2012, Gigantic Parfums, LLC, an affiliated entity, entered into a three year residential lease in Los Angeles, California, for $13,000 a month.  The residence is used as an office by ID Perfumes’ executives, administrative and marketing personnel when traveling to Los Angeles for perfume related activities such as meetings and product launches.  There is no sublease agreement or other agreement between Gigantic Parfums and ID Perfumes regarding rental payments or expense allocation.  Currently, ID Perfumes pays the monthly rent directly to the landlord.

In 2009 Very Awesome Media Group, Inc.  (“VAMG”), an entity controlled by our chief executive officer, acquired the Company’s four media and publishing subsidiaries. Further, in June 2011 VAMG signed a lease for retail space in San Diego, California. The store was then subleased to the Company where it operated an Adrenalina retail store.  When the Company terminated its retail operations, the store was sold to VAMG in exchange for VAMG’s assumption of all liabilities. In this connection, rent expense aggregated $13,000 and $16,000 in 2012 and 2011, respectively and is included in discontinued operations. The store was used to sell the Company’s sports products. In addition, on September 1, 2012, ID Perfume’s last store and the related business operations were sold to this affiliate in exchange for assumption of the related affiliated debt aggregating $143,000, which resulted in the termination of the sublease and a gain of $63,000 which is reflected in discontinued operations.  Amounts due this affiliate aggregated $42,000 as of December 31, 2011 and is included as liabilities held for sale; no such amounts were due as of December 31, 2012.

In January 2012 the Company entered into a distribution agreement with a company owned by Isaac   Lekach, the nephew of our CEO, to sell the Company’s fragrances.  In connection therewith, ID Perfumes agreed to reimburse the distributor for a percentage of the monies spent by the distributor on advertising and promotional activities incurred by the distributor. In this connection, the Company incurred $147,000 of such costs. During 2012, sales to this company aggregated $711,000.

ID Perfumes sells its fragrances to Natalies Wholesale.  Natalie is controlled by Marcos Lencovski who owns approximately 6.9% of the Company’s common stock.   Natalies Wholesale did not receive more favorable purchase terms than non-affiliated parties. In this connection, sales to this affiliate aggregated $474,000 in 2012. There were no such sales in 2011. This individual has made loans to the Company. As of December 31, 2012 and 2011, $453,000 and $463,000 is owed to this individual for principal and interest. In addition, ID Perfumes has received customer deposits for future sales aggregating $1.2 million and  $.5 million as of December 31, 2012 and 2011, respectively.

In January 2013, the Company borrowed $571,000 from Compania Inc. a company controlled by the chairman CEO principal shareholder of the Company.  Among other things, the loan is unsecured and provides for monthly payments of interest only at 10 % per annum and is due on January 2014.

You are urged to review footnote 10 of our financial statements for more information regarding these related party transactions.

Director Independence

We have elected to use the definition for “director independence” under the NASDAQ stock market’s listing standards, which defines an “independent director” as “a person other than an officer or employee of the company or any other individual having a relationship, which in the opinion of our Board of Directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.” The definition further provides that, among others, employment of a director by us at any time during the past three years is considered a bar to independence regardless of the determination of our Board of Directors.

Our sole Board member serves as our chief executive officer and therefore not deemed “independent” under the NASDAQ Stock Market’s listing standards.  Although there are no  “independent” directors,  due to the business and financial experience of Mr. Lekach, we believe that  Mr. Lekach and our non-director officers can competently perform the functions that an independent Board of Directors would provide.

Board Committees

Pursuant to our Bylaws, our Board of Directors may establish committees of one or more directors from time-to-time, as it deems appropriate.   We do not  maintain any audit, nominating or compensation committee, or any other committees. All corporate decisions are brought to a vote of the entire Board of Directors.

Code of Ethics

Our Board of Directors has adopted a code of ethics covering all of our executive officers and key employees.  A copy of our code of ethics will be furnished without charge to any person upon written request.

ITEM 8.  LEGAL PROCEEDINGS

On March 11, 2013 Victory International (USA) LLC (“Victory”) filed a lawsuit against ID Perfumes.   The lawsuit was filed in the United States District Court, District of New Jersey  (Civil Action No. cv-01465-FSH-PS).    The lawsuit  is based on an alleged breach of contract with respect to the agreement entered into between the Company and Victory and alleges breach of contract, breach of the inplied covenant of good faith and fair dealings, unjust enrichment,  and  statement of accounts,   Victory seeks damages totaling in excess of $1.2 million exclusive of interest, costs and injunctive release.  Management believes that the Company has meritorious defenses to these claims.

In order to protect our rights under the Selena Gomez agreement, we  have filed a complaint for declaratory relief, breach of contract and injunctive relief against July Moon Productions and Selena Gomez.  The lawsuit was filed in the Superior Court of the State of California, County of Los Angeles, Central District.  We are seeking declaratory relief and a judicial determination of our rights to continue to operate under the License Agreement,

ITEM 9.   MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT’S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Market Information

From December 14, 2007 until June 16, 2012  our common stock was traded on the OTC markets.  The Company’s registration statement was revoked on  June 16, 2012.  There has been no market for the Company’s common stock since its registration statement was revoked.

At April 17, 2013, there were 108 holders of our common equity securities.

The Company has not paid dividends in the past and does not intend to in the foreseeable future.

For the periods indicated, the following table sets forth the high and low bid prices per share of common stock. The below prices represent inter-dealer quotations without retail markup, markdown, or commission and may not necessarily represent actual transactions.

	Fiscal 2012				Fiscal 2011
	High		Low		High	Low
First Quarter ended March 31		$4.75		$1.01	$3.15	$2.50
Second Quarter ended June 30		$3.00		$1.40	$2.50	$0.20
Third Quarter ended September 30	$	N/A	$	N/A	$10.00	$0.10
Fourth Quarter ended December 31	$	N/A	$	N/A	$5.98	$0.51

Transfer Agent and Registrar

The Transfer Agent and Registrar for the Company’s Common Stock is Empire Stock Transfer Inc.

Securities Authorized for Issuance under Equity Compensation Plans

Description of the 2008 Stock Incentive Plan

In November 2008, the Company’s shareholders approved the 2008 Incentive Plan, which has initially reserved 5,000,000 shares of Common Stock for issuance. The 2008 Incentive Plan permits the grant of stock options, restricted stock, restricted stock units and other forms of stock-based compensation to selected persons providing services to the Company (including non-employee directors). Under the 2008 Incentive Plan, options may be granted which are intended to qualify as Incentive Stock Options under Section 422 of the Internal Revenue Code of 1986 (the "Code") or which are not intended to qualify as Incentive Stock Options thereunder.

Purpose. The primary purpose of the 2008 Incentive Plan is to is to further the interests of the Company by stimulating the efforts of employees who are selected to participate in the 2008 Incentive Plan, aligning the long term interests of participants with those of the Company's shareholders, and assisting the Company in attracting and retaining key employees. We believe that the Plan will be effective in attracting directors, executives and employees to the Company by providing incentives and rewards to those directors, executives, employees and consultants responsible for our continued growth. The type of awards permitted under the Plan will provide a form of incentive that aligns the economic interests of management, employees, consultants and those of our stockholders.

 The Plan provides for flexibility to determine what types of awards are beneficial to the Company, its employees, directors and stockholders as changes occur with respect to compensation trends, accounting treatment of awards, tax treatment of awards to the Company or its employees or directors, or its cash flow needs.

Administration. The 2008 Incentive Stock Plan is administered by our Board of Directors, provided that the Board may delegate such administration to a committee appointed by the Board of Directors.

Eligibility. Under the 2008 Stock Incentive Plan, options may be granted to any person who performs services for the Company, whether as a director, officer, employee, consultant or other independent contractor, as provided in the 2008 Incentive Plan.

Terms of Options. The term of each option granted under the 2008 Incentive Plan shall be contained in a stock option agreement between the optionee and the Company and such terms shall be determined by the Board of Directors consistent with the provisions of the 2008 Incentive Plan, including the following:

(a) Exercise Price. The exercise price of each incentive stock option will equal the exercise price designated by the administrators of the 2008 Incentive Plan, but will not be less than the fair market value on the date of grant. The exercise price of each nonqualified stock option will equal the exercise price designated by the administrators of the 2008 Incentive Plan.

(b) Vesting. The dates on which each option (or portion thereof) shall be exercisable and the conditions precedent to such exercise, if any, shall be fixed by the administrators of the 2008 Incentive Plan, in its discretion, at the time such option is granted.  Unless otherwise provided, an unexercised option that is not fully vested will become fully vested if the recipient of the award dies or terminates employment with the Company because of disability.

(c) Expiration. Any Option granted to an employee of the Company shall become exercisable over a period of no longer than five years. No option shall in any event be exercisable after ten years from, and no Incentive Stock Option granted to a ten percent shareholder shall become exercisable after the expiration of five years from the date of the Option;

(d) Transferability. To the extent permitted by tax, securities or other applicable laws to which the Company, the 2008 Incentive Plan or recipients are subject, and unless provided otherwise by the administrators of the 2008 Incentive Plan on the date of grant, a recipient may transfer a nonqualified stock option to a permitted transferee. An incentive stock option may not be transferred except by will or the laws of descent and distribution.  During the lifetime of the recipient, all rights of the incentive stock option are exercisable only by the recipient.

 (f) Termination, Modification And Amendment. The Board of Directors may alter, amend, or terminate the 2008 Incentive Plan from time to time without approval of the shareholders of the Company.  The Board of Directors may, however, condition any amendment on the approval of the shareholders of the Company if such approval is necessary or advisable with respect to tax, securities or other laws applicable to the Company, the 2008 Incentive Plan or recipients.  Any amendment, whether with or without the approval of shareholders of the Company, that alters the terms or provisions of an award granted before the amendment (unless the alteration is expressly permitted under the 2008 Incentive Plan) will be effective only with the consent of the recipient of the award or the holder currently entitled to exercise the award.

Plan Category	Number of securities to be issued upon exercise of outstanding options	Weighted-average exercise price of outstanding options	Number of securities remaining available for future issuance
2008 Stock Incentive Plan	319,850	$1.01	4,680,150
	319,850	$1.01	4,680,150

ITEM 10.  RECENT SALE OF UNREGISTERED SECURITIES

During the fiscal years ended December 31, 2010, 2011 and 2012,   and for the three months ended March 31, 2013 we issued the following unregistered securities

Date:	Subscriber	Type	Consideration	No. of Shares

October 13, 2010	Marcos Lencovski	Common stock	$500,000	284,740
March 3, 2011	Anil Monga	Common stock	50,000	50,000
March 10, 2011	Grupo Tulin/Zalman Lekach	Debt Conversion(1)	203,890	81,557
June 10, 2011	Ilia Lekach	Debt Conversion(2)	1,500,000	1,500,000
November 8, 2011	Regolite International	Common Stock	500,000	200,000
April 4, 2012	Pesia Lekach	Common Stock	65,000	15,000
November 16, 2012	Gigantic Perfums	Debt Conversion(2)	$960,000	960,000
March 6, 2013	David Cowheard	Common Stock	$50,000	12,500
March 8, 2013	Doug Topkis	Common Stock	$10,000	2,500
March 18, 2013	Commonwealth Wholesale	Convertible Debenture	$500,000	125,000	(3)

(1)  The conversion ratio was one share of common stock for every $2.50 of debt

(2)  The conversion ratio for each of these transactions was one share of common stock for every $1.00 of debt

(3)  The  Conversion Ratio is one share of common stock for every $4.00 of debt.  There has been no conversion to date.

With respect to the sale of  any unregistered securities,  we relied on the exemptive provisions of Section 4(2), Regulation  D and/or  Regulation S of the Securities Act of 1933, as amended.

At all times relevant the securities were offered subject to the following terms and conditions:

●	the sale was made to a sophisticated or accredited investor, as defined in Rule 502;

●
we gave the purchaser the opportunity to ask questions and receive answers concerning the terms and conditions of the offering and to obtain any additional information which we possessed or could acquire without unreasonable effort or expense that is necessary to verify the accuracy of information furnished;

●	at a reasonable time prior to the sale of securities, we advised the purchaser of the limitations on resale in the manner contained in Rule 502(d)2; and

●	neither we nor any person acting on our behalf sold the securities by any form of general solicitation or general advertising.

All funds received from the sale of our securities were used for working capital purposes.

All shares bear a legend restricting their disposition.

We did not use an underwriter in connection with the sale of any of the securities

ITEM 11.   DESCRIPTION OF REGISTRANT’S SECURITIES TO BE REGISTERED

Description of Securities

Capital Stock

We are authorized to issue 10,000,000 shares, par value $0.001 and  5,000,000 shares of preferred stock, par value $0.001. Each share of common stock entitles a stockholder to one vote on all matters upon which stockholders are permitted to vote. No stockholder has any preemptive right or other similar right to purchase or subscribe for any additional securities issued by us, and no stockholder has any right to convert the common stock into other securities. No shares of common stock are subject to redemption or any sinking fund provisions. All the outstanding shares of our common stock are fully paid and non-assessable. Holders of our common stock are entitled to dividends when, as and if declared by our board from funds legally available therefore and, upon liquidation, to a pro-rata share in any distribution to stockholders. We do not anticipate declaring or paying any cash dividends on our common stock in the foreseeable future.   We anticipate that all earnings that may be generated from our operations will be used to finance our growth.

 Holders of common stock are entitled to one vote for each share held of record. There are no cumulative voting rights in the election of directors. Thus the holders of more than 50% of the outstanding shares of common stock can elect all of our directors if they choose to do so.

As of December 31, 2012 there were 4,100,837 issued and outstanding shares of common stock.  There are no outstanding preferred shares nor have any class or series of preferred shares been authorized.

At present, the Company has no intention to offer any shares to the public in an offering that could have a material effect on the market price of the Company's common equity.

Authorized but unissued Capital Stock

Nevada law does not require stockholder approval for any issuance of authorized shares of our capital stock.  Additional shares of our capital stock may be used for a variety of purposes, including future offerings to raise additional capital or to facilitate acquisitions.

One of the effects of the existence of unissued and unreserved shares of our capital stock may be to enable our Board of Directors to issue shares of our capital stock to persons friendly to our current management, which issuance could render more difficult or discourage an attempt to obtain control of our Board of Directors by merger, tender offer, proxy contest, or otherwise, and thereby protect the continuity of our management and, possibly, deprive our stockholders of opportunities to sell their shares of our common stock at prices higher than prevailing market prices.

Provisions Having A Possible Anti-Takeover Effect

Since our board of directors has the power to retain and discharge our officers, these provisions could also make it more difficult for existing stockholders or another party to change our management. In addition, the authorization of undesignated preferred stock makes it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change our control.

These provisions may have the effect of deterring hostile takeovers or delaying changes in our control or management. These provisions are intended to enhance the likelihood of continued stability in the composition of our board of directors and in the policies they implement, and to discourage certain types of transactions that may involve an actual or threatened change of our control. These provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal. The provisions also are intended to discourage certain tactics that may be used in proxy fights. However, these provisions could have the effect of discouraging others from making tender offers for our shares and, as a consequence, they also may inhibit fluctuations in the market price of our shares that could result from actual or rumored takeover attempts. These provisions may also have the effect of preventing changes in our management.

Furthermore, our board of directors may implement certain additional measures that would discourage a takeover of our company. These could include one or a combination of the following, among others:

- adoption of a stockholder rights plan, commonly called a poison pill.

- amending our bylaws, or proposing that our stockholders to amend our certificate of incorporation or bylaws or adopt amendments to our certificate of incorporation, with respect to the following:

(a) increasing the vote required by our stockholders to amend our certificate of incorporation or bylaws or to remove directors, or

(b) increasing the vote required by our stockholders to consummate a business combination if our board of directors does not recommend it.

Our board is authorized to adopt, alter, amend and repeal our bylaws or to adopt new bylaws without approval of our stockholders. It can amend our certificate of incorporation to create the type of preferred stock that is used for a poison pill. It can also amend the terms of any preferred stock without the approval of holders of the common stock. Other amendments to our certificate of incorporation cannot be adopted unless our stockholders approve them.

ITEM 12.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

Indemnification

We may indemnify an officer or director who is made a party to any proceeding, including a lawsuit, because of his position, if he acted in good faith and in a manner he reasonably believed to be in our best interest.  We may advance expenses incurred in defending a proceeding.  To the extent that the officer or director is successful on the merits in a proceeding as to which he is to be indemnified, we must indemnify him against all expenses incurred, including attorney’s fees.  With respect to a derivative action, indemnity may be made only for expenses actually and reasonably incurred in defending the proceeding, and if the officer or director is judged liable, only by a court order.  The indemnification is intended to be to the fullest extent permitted by the laws of the State of Nevada.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, offices or controlling persons of the Company, pursuant to the foregoing provisions, or otherwise, the Company has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

ITEM 13.   FINANCIAL STATEMENTS AND SUPPLEMENTAL DATA

The information required by this item may be found beginning on F-1 of this Form 10.

ITEM 14.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

Not Applicable.

ITEM 15.   EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

Financial Statements filed as part of this registration statement

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
ID Perfumes, Inc. f/k/a Adrenalina

We have audited the accompanying balance sheets of ID Perfumes, Inc. f/k/a Adrenalina as of December 31, 2012 and 2011, and the related statements of operations, stockholders’ equity (deficiency), and cash flows for each of the years in the two year period ended December 31, 2012.  ID Perfume, Inc.’s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ID Perfumes, Inc. f/k/a Adrenalina as of December 31, 2012 and 2011, and the results of its operations and its cash flows for each of the years in the two year period ended December 31, 2012 in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the company will continue as a going concern. As discussed in Note 2 to the financial statements, the company incurred net losses of approximately $4,300,000 and $59,000 in 2012 and 2011. Additionally, the Company has accumulated deficits of approximately $35,200,000 and $30,900,000 at December 31, 2012 and 2011and is currently unable to generate sufficient cash flow to fund current operations. These conditions raise substantial doubt about the company’s ability to continue as a going concern. Management’s plans regarding these matters are described in Note 2 to the financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Goldstein Schechter Koch, P.A.
Coral Gables, Florida
March 12, 2013 (except for Notes 1, 7, 12 and 15, as to which the date is April 30, 2013)

ID Perfumes, Inc. f/k/a Adrenalina
Balance Sheets

	December 31, 2012	December 31, 2011

Assets

Current Assets:

Cash and cash equivalents	$316,138	$7,988
Inventory	671,709	37,378
Prepaid royalties	166,667	500,000
Prepaid expenses and other current assets	51,784	85,341
Deposits	64,822
Assets held for sale		60,513
Total Current Assets	1,271,120	691,220

Equipment, net	220,058
Deposits	46,377
Assets held for sale		6,758
	266,435	6,758

Total Assets	$1,537,555	$697,978

Liabilities and Stockholders' (Deficiency)

Current Liabilities:

Accounts payable	$1,496,272	$299,947
Accrued liabilities	4,215,345	2,563,026
Loan payable	230,000	230,000
Related party and stockholder notes	2,613,936	3,246,351
Accrued interest payable to related party and stockholder notes	938,544	748,470
Due to affiliates	1,048,488	721,391
Customer deposits	599,034	57,600
Customer deposits - related parties	1,241,449	454,930
Liabilities held for sale		45,840
Total Current Liabilities	12,383,068	8,367,555

Commitments and contingencies

Stockholders' (deficiency)
Common stock, $0.001 par value per share;
authorized 10,000,000 shares, issued and outstanding	4,100	3,125
for 2012 and 2011; 4,100,837 and 3,125,837, respectively

Preferred stock, $0.001 par value per share,
authorized 5,000,000 shares, -0- issued
and outstanding for 2012 and 2011	-	-

Additional paid-in capital	24,301,567	23,223,542
Accumulated deficit	(35,151,180)	(30,896,244)
Total Stockholders'(deficiency)	(10,845,513)	(7,669,577)

Total Liabilities and Stockholders' (deficiency)	$1,537,555	$697,978

See accompanying notes to the financial statements

ID Perfumes, Inc. f/k/a Adrenalina
Statements of Operations
For the Years Ended December 31,

	2012	2011
Sales
Sales	$5,160,519	$-
Sales- related parties	1,542,143	164,797
	6,702,662	164,797
Cost of sales	3,832,221	131,838
Gross profit	2,870,441	32,959
Selling, general and administrative expenses	6,395,857	737,011
Operating loss	(3,525,416)	(704,052)

Other income (expense), net:
Interest expense	(295,408)	(262,056)
Other		15,518
	(295,408)	(246,538)

Loss from continuing operations	(3,820,824)	(950,590)

Discontinued Operations:
Net loss	(497,335)	(1,415,444)
Gain on disposal		2,307,265
Gain on disposal - related party	63,223
(Loss) income from Discontinued Operations	(434,112)	891,821

Net loss	$(4,254,936)	$(58,769)

Net loss per share available to Common Stockholders, Basic and Diluted:

Continuing operations	$(1.18)	$(0.42)
Discontinued operations, net	$(0.13)	$0.39
Net loss	$(1.31)	$(0.03)

Weighted Average Number of Common Shares Outstanding,Basic and Diluted	3,250,439	2,269,323

See accompanying notes to the financial statements

ID Perfumes, Inc. f/k/a Adrenalina
 Statements of Stockholders'  Equity (Deficiency)
For the Years Ended December 31, 2012 and 2011

			Additional Paid In Capital		Total Equity (Deficiency)
	Common Shares	Common Stock		Accumulated Deficit

Balance at December 31, 2010	1,294,280	$1,293	$20,730,784	$(30,837,475)	$(10,105,398)
Issuance of common stock for cash	250,000	250	549,750		550,000
Issuance of common stock for conversion of related party debt	1,581,557	1,582	1,943,008		1,944,590
Net loss				(58,769)	(58,769)

Balance at December 31, 2011	3,125,837	3,125	23,223,542	(30,896,244)	(7,669,577)

Issuance of common stock for cash	15,000	15	64,985		65,000
Issuance of common stock for conversion of related party debt	960,000	960	959,040		960,000
Share-based compensation			54,000		54,000
Net loss				(4,254,936)	(4,254,936)

Balance at December 31, 2012	4,100,837	$4,100	$24,301,567	$(35,151,180)	$(10,845,513)

See accompanying notes to the financial statements

ID Perfumes, Inc. f/k/a Adrenalina
 Statements of Cash Flows
For the Years Ended December 31,

	2012	2011
Cash from Operating Activities:
Net loss	$(4,254,936)	$(58,769)
Adjustments to reconcile net loss to net cash
used in operating activities:

Depreciation	21,455	361,833
Amortization	333,333	-
Share based compensation	78,253	30,624
Gain on disposal	-	(2,307,265)
Gain on disposal - related party	(63,223)	-
Changes in assets and liabilities:
Inventory	(634,331)	(37,378)
Prepaid expenses and other current assets	9,305	3,741
Deposits	(111,199)	-
Assets held for sale	(8,953)	(21,573)
Accounts payable	1,217,372	33,008
Accrued liabilities	1,652,317	572,858
Accrued interest payable to related party and shareholder notes	190,074	255,951
Customer deposits	1,327,953	-
Liabilities held for sale	88,021	107,481

Total Adjustments	4,100,377	(1,000,720)

Net Cash Used in Operating Activities	(154,559)	(1,059,489)

Cash Flows from Investing Activities:

Proceeds from disposal of equipment, net	-	300,000
Purchase of equipment, net	(256,973)	(13,808)

Net Cash (Used in) Provided by Investing Activities	(256,973)	286,192

Cash Flows from Financing Activities:
Repayment of related party and stockholder notes	(732,415)	(273,461)
Proceeds from related party and stockholder notes	100,000	11,000
Repayments of short term related party notes	-	(41,690)
Borrowings from Factor	2,810,060
Repayments to Factor	(2,810,060)
Net advances from affiliated company	1,287,097	535,344
Proceeds from issuance of common stock	65,000	550,000

Net Cash Provided by Financing Activities	719,682	781,193

Net Increase in Cash and Cash Equivalents	308,150	7,896

Cash and Cash Equivalents – Beginning of Year	7,988	92

Cash and Cash Equivalents – End of Year	$316,138	$7,988

Supplemental Disclosures of Cash Flow Information:
Cash paid for interest	$85,716	$6,333

Supplemental Disclosure of Non-Cash Information:
Conversion of related party debt to common stock
and forgiveness of accrued interest	$960,000	$1,944,590

Payments received by affiliate on behalf of the Company for deferred revenue	$-	$(512,530)

Payments made by affiliate on behalf of the Company for prepaid expenses	$-	$500,000

See accompanying notes to the financial statements

ID Perfumes, Inc. f/k/a Adrenalina
Notes to Financial Statements
December 31, 2012 and 2011

1.   The Company and its Significant Accounting Policies

Business of the Company

ID Perfumes, Inc.  (the “Company”) is in the fragrance business, and manufactures and distributes fragrances and fragrance related products. On February 7, 2013, an amendment to the Company’s Articles of Incorporation was signed  to change the Company’s name from Adrenalina, Incorporated  to ID  Perfumes, Inc.  The name change more accurately reflects  the Company’s ongoing fragrance operations.   Through 2008, the Company primarily focused on it retail operations while maintaining a small portion of its  media and entertainment operations. The retail operations included the sale of active beach and rugged sportswear. In 2009, the Company discontinued its  media and entertainment operations to focus on retail operations. On September 30, 2011, the Company formally decided to discontinue its retail store operations that sold active sportswear, and to close, abandon, dispose or sell its assets relating to its retail operations. The Company decided to dispose of its retail stores because it incurred significant operating losses and was unable to sustain a viable business model for the past six years.

All of our prestige fragrance brands are licensed from unaffiliated third parties and our business is dependent upon the continuation and renewal of such licenses. Revenues generated from one such license represented 87% of net sales in 2012; no such sales were in 2011.

Use of Estimates

Management Estimates

Management makes assumptions and estimates to prepare financial statements in conformity with accounting principles generally accepted in the United States of America. Those assumptions and estimates directly affect the amounts reported and disclosures included in the financial statements. Actual results could differ from those assumptions and estimates. Significant estimates for which changes in the near term are considered reasonably possible and that may have a material impact on the financial statements are disclosed in these notes to the financial statements.

Cash and Cash Equivalents

The Company considers all highly liquid accounts with an original maturity date of three months or less to be cash equivalents. The Company maintains bank accounts in U.S. banks, which at times, may exceed federally insured limits.

 Short-Term Investments

From time to time, the Company has short-term investments which consist of certificates of deposit with maturities greater than three months. The Company monitors concentrations of credit risk associated with financial institutions with which the Company conducts significant business. The Company believes our credit risk is minimal, as the Company primarily conducts business with large, well-established financial institutions.

Accounts Receivable

Accounts receivable represent payments due to the Company for previously recognized net sales, reduced by allowances for sales returns, cooperative advertising  and doubtful accounts or balances which are estimated to be uncollectible. Accounts receivable balances are written-off against the allowance for doubtful accounts when they become uncollectible. Recoveries of accounts receivable previously recorded against the allowance are recorded in the statement of income when received. We generally grant credit based upon our analysis of the customer’s financial position as well as previously established buying patterns.

In June 2012 the Company entered into a factoring arrangement whereby the Factor agreed to purchase without recourse up to $2 million of the face value of approved retailers’ valid accounts receivable, subject to a 35% reserve. The Company removes such receivables from its financial statements upon sale. Interest is based on the “Prime Rate”. The agreement is for 6 months with renewal provisions. During 2012 the Company had borrowed and repaid an aggregate of $2.8 million and this amount is reflected in Financing Activities in the statement of cash flows. There was no amount due to the factor at December 31, 2012.

ID Perfumes, Inc. f/k/a Adrenalina
Notes to Financial Statements
December 31, 2012 and 2011

Inventory

Inventory, principally consists of finished goods, are stated at the lower of cost or market with cost being determined on the average cost method. The cost of inventory includes product cost and freight charges. Write-offs of potentially slow moving or damaged inventory are recorded based on management’s analysis of inventory levels, future sales forecasts and through specific identification of obsolete or damaged merchandise.

Inventory, including promotional merchandise, only include inventory considered saleable or usable in future periods. Cost components include raw materials and components.

Equipment

Equipment  is  stated at cost less accumulated depreciation and amortization. Depreciation and amortization are provided using the straight-line method over the estimated useful lives for equipment, which range between three and ten years and the shorter of the lease term or estimated useful asset lives for leasehold improvements.

Customer Deposits

The Company receives Customer Deposits in advance of future sales. The deposits are primarily from international clients and distributors. The deposits are recorded as a liability until the sale occurs.  At the time of shipment, the deposits are recorded as revenue.

Concentration

The Company is a manufacturer, marketer and distributor of fragrance and fragrance related products, and sells its products to department stores, perfumeries, specialty retailers, mass-market retailers, and domestic and international wholesalers and distributors. The Company grants credit to all qualified customers and does not believe it is exposed significantly to any undue concentration of credit risk.

The Company’s largest customer is a chain of retail stores which accounted for 42% of net sales in 2012; no such sales occurred in 2011.  The Company is dependent upon a limited number of suppliers for its primary components and manufacturing process.

Purchases from two vendors aggregated 26% and 55% in 2012 and aggregated 100% in 2011, of total purchases. In addition, another vendor provided 100% of a raw material component in both years.

Revenue Recognition

Our revenues are derived principally from direct sales to retailers and wholesalers. Our standard arrangement for our customers includes a valid purchase order or contract. We recognize revenues from sale of products when:

●	We enter into a legally binding arrangement with a customer;

●	Products are shipped and the customer takes title and assumes risk of loss;

●	Customer payment is deemed fixed or determinable and free of contingencies or significant uncertainties; and

●	Collection is reasonably assured.

Sales are reported on a net sales basis, which is computed by deducting from gross sales a reserve for product returns, which includes actual returns to date and an amount established for anticipated product returns, as well as trade allowances. Our practice is to accept product returns from retailers only if properly requested, authorized and approved. In accepting returns, we typically provide a credit to the retailer against accounts receivable from that retailer.

Allowances for estimated returns are provided for when the related sales are recorded. We continually review and revise our sales returns estimates based on actual product returns and recoverability, planned product discontinuances and promotional sales. In the past, returns provisions have been adjusted higher or lower during the course of the fiscal year depending on actual results to date and anticipated returns for the remainder of the year. Experience has shown a relationship between gross sales and sales returns in the subsequent period, as well as a consistent pattern of returns due to the seasonal nature of our business. In addition, as necessary, specific accruals may be established for known anticipated events that we have considered and will continue to consider, including the solvency of our customers, store closings by retailers, changes in the retail environment and decisions regarding new and existing products.

We offer trade allowances and other incentives to customers in the normal course of business. We also have arrangements with customers pursuant to our trade terms to reimburse them for a portion of their advertising costs which provide advertising benefits to us or incentivize our retail customers or the end consumer. These arrangements include mark down allowance, cooperative advertising spending, retail marketing and miscellaneous allowances (collectively, “trade allowances”). Trade allowances are provided for based on estimates, including anticipated deductions to be taken by our customers for the trade allowance programs provided to them, and historical experience. Trade allowances cost, if any, are recorded as incurred as an offset against sales in our statements of operation. We also record certain non-cash consideration given to customers for trade allowance programs to cost of sales in our statements of operations. We have not experienced any material differences between the trade allowance accruals and actual trade allowances. Shipping and handling costs are not billed to the customers.

Sales Returns

Retailers may be permitted to return their unsold products. The Company regularly reviews and revises, as deemed necessary, its estimate of reserves for future sales returns based primarily upon historic trends and relevant current data including information provided by retailers regarding their inventory levels. In addition, as necessary, specific accruals may be established for significant future known or anticipated events. The types of known or anticipated events that we have considered, and will continue to consider, include, but are not limited to, the financial condition of our customers, store closings by retailers, changes in the retail environment and our decision to continue to support new and existing products. The Company records estimated reserves for sales returns as a reduction of sales, cost of sales and accounts receivable. Returned products are recorded as inventories and are valued based upon estimated realizable value. The physical condition and marketability of returned products are the major factors we consider in estimating realizable value. Actual returns, as well as estimated realizable values of returned products, may differ significantly, either favorably or unfavorably, from our estimates, if factors such as economic conditions, inventory levels or competitive conditions differ from our expectations.  Returns and allowances aggregated $679,000 in 2012; there were no such amounts were in 2011.

 International Sales

All sales are invoiced in U.S dollars and all customer payments are received in U.S. dollars. The Company believes that we are not subject to foreign currency related risks.

ID Perfumes, Inc. f/k/a Adrenalina
Notes to Financial Statements
December 31, 2012 and 2011

Factoring arrangement

In June 2012 the Company entered into a factoring arrangement whereby the Factor agreed to purchase without recourse up to $2 million of the face value of approved retailers’ valid accounts receivable, subject to a 35% reserve. The Company removes such receivables from its financial statements upon sale. Interest is based on the “Prime Rate”. The agreement is for 6 months with renewal provisions. During 2012 the Company had borrowed and repaid an aggregate of $2.8 million and this amount is reflected in Financing Activities in the statement of cash flows. There was no amount due to the factor at December 31, 2012.

Payments to Customers

The Company records revenues generated from sales with gift with purchase (GWP) promotions as sales.  Costs of the gifts with purchase are reflected in selling, general and administrative expenses. Certain other incentive arrangements require the payment of a fee to customers based on their attainment of pre-established sales levels. These fees have been recorded as a reduction of net sales.

Segment Reporting

The Company has one reportable segment manufacture: Distribution of fragrances and fragrance related products. The Company has a small number of customers and accordingly, the chief decision-maker  monitors the revenue streams by customer, operations are managed and financial performance is evaluated on a Company-wide basis, accordingly, we are managed as one segment, rather than multiple segments for internal purposes and for internal decision making.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred and recorded as selling, general and administrative expenses. Advertising and promotional costs included in selling, general and administrative expenses were $2.6 million and $ .2 million for 2012 and 2011, respectively. Costs relating to gift with purchase promotions that are reflected in selling, general and administrative expenses aggregated $.4 million in 2012; there were no such amounts in 2011.

License Agreements

The Company’s license agreements provide the Company with worldwide rights to manufacture, market and sell fragrance and fragrance related products using the licensors’ trademarks. The licenses typically have an initial term of five years, and are potentially renewable subject to the Company’s compliance with the license agreement provisions. The remaining terms, including the potential renewal periods, range from approximately four years to five years.  Under each license, the Company is required to pay royalties in the of five percent to the licensor, based on net sales to third parties at least quarterly.

Certain license agreements may require minimum royalty payments, incremental royalties based on net sales levels and minimum spending on advertising and promotional activities.  Royalty expenses are accrued in the period in which net sales are recognized while advertising and promotional expenses are accrued at the time these costs are incurred.

In addition, the Company is exposed to certain concentration risk. Substantially all of our prestige fragrance brands are licensed and our business is dependent upon the continuation and renewal of such licenses.

Stock based compensation

The Company records stock-based compensation in accordance with ASC 718, “Accounting for Stock Compensation,” which establishes accounting standards for transactions in which an entity exchanges its equity instruments for good or services. Under ASC Topic 718, we recognize an expense for the fair value of our outstanding stock options and grants as they vest, whether held by employees or others.

Accounting and reporting of discontinued operations

As required by the FASB ASC Subtopic 205-20, Discontinued Operations, the sales of certain income-producing assets are classified as discontinued operations if (i) the operations and cash flows of the component have been, or will be, eliminated from the ongoing operations of the Company as a result of the disposal transaction and (ii) the Company will not have any significant continuing involvement in the operations of the component after the disposal transaction. Certain income-producing properties that are classified as “held for sale” under the requirements of ASC Subtopic 205-20, are also treated as discontinued operations. Depreciation on these assets ceases upon their classification as “held-for-sale.”

Impairment

Potential impairments of long-lived assets are reviewed annually or when events and circumstances warrant an earlier review. In accordance with ASC Subtopic 360-10, “Property, Plant and Equipment" impairment is determined when estimated future undiscounted cash flows associated with an asset are less than the asset’s carrying value.

ID Perfumes, Inc. f/k/a Adrenalina
Notes to Financial Statements
December 31, 2012 and 2011

Contingencies

Loss contingencies are accrued if the loss is probable and the amount of the loss can be reasonably estimated. Legal costs associated with potential loss contingencies are expensed as incurred.

Income Taxes

The Company recognizes deferred tax assets and liabilities for the future tax consequences attributed to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under ASC 740, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. If it is more likely than not that some portion of a deferred tax asset will not be realized, a valuation allowance is recognized.

Earnings per share

Basic and diluted loss per common share have been computed by dividing the losses applicable to common stock by the weighted average number of basic and diluted common shares outstanding. The Company’s basic and fully diluted EPS calculation for fiscal years 2012 and 2011 are the same as the increased number of shares that would be included in the dilutive calculation from assumed exercise of common stock equivalents would have been antidilutive as a result of the net loss in each of the years shown. The potential dilution of options for 2012 and 2011 is approximately 314,740 and 20,774 shares, respectively.

Comprehensive Income

Comprehensive income is generally defined as the change in equity of a business enterprise during a period from transactions and other events and circumstances from non-owner sources. It includes all changes in equity during a period except those resulting from investments by owners and distributions to owners. Comprehensive income is the total of net income and all other non-owner changes in equity. Items that are to be recognized under accounting standards as components of comprehensive income are displayed in statements of shareholders' equity. The Company had no material components of comprehensive income to be reclassified at December 31, 2012 and 2011.

Fair Value of Financial Instruments

In accordance with ASC 820, the carrying value of cash and cash equivalents, accounts receivable, accounts payable, and other short-term debt approximates fair value due to the short-term maturity of these instruments.  ASC 820 clarifies the definition of fair value, prescribes methods for measuring fair value, and establishes a fair value hierarchy to classify the inputs used in measuring fair value as follows:

Level 1-Inputs are unadjusted quoted prices in active markets for identical assets or liabilities available at the  measurement date.

Level 2-Inputs are unadjusted quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, inputs other then quoted prices that are observable, and inputs derived from or corroborated by observable market data.

Level 3-Inputs are unobservable inputs which reflect the reporting entity’s own assumptions on what assumptions the market participants would use in pricing the asset or liability based on the best available information.

The carrying amounts reported in the balance sheets for cash and cash equivalents, accounts receivable, accounts payable, short-term and related party loans approximate fair value due to the short-term maturity of these instruments.

Fair values  are not available for the Company's loans from affiliates nor are fair values  of similar loans available. The Company assessed that the fair value of this liability approximates its carrying value. The method described above may produce a current fair value calculation that may not be indicative of net realizable value or reflective of future fair values. If a readily determined market values became available or if actual performance were to vary appreciably from assumptions used, assumptions may need to be adjusted, which could result in material differences from the recorded carrying amounts. The Company believes its method of determining fair value is appropriate and consistent with other market participants. However, the use of different methodologies or different assumptions to value certain financial instruments could result in a different estimate of fair value.

Non-financial assets such as intangible assets and property, plant, and equipment are measured at fair value only when an impairment loss is recognized. The Company did not record an impairment charge related to these assets in 2012 and 2011.

ID Perfumes, Inc. f/k/a Adrenalina
Notes to Financial Statements
December 31, 2012 and 2011

Operating Leases

The Company’s office lease expires January 31, 2014. The annual lease commitment is $58,400 and $4,900 for 2013 and 2014, respectively. With respect to the Company’s former retail operations, certain leases contained scheduled rent increases, construction allowances and included an initial period of free or reduced rent as an inducement to enter into the lease agreement (“rent holidays”). The Company recognized rental expense for scheduled rent increases, construction allowances and rent holidays on a straight-line basis over the terms of the underlying leases.

 Recent Accounting Pronouncements

New accounting pronouncements are issued by the Financial Accounting Standards Board (“FASB”) or other standards setting bodies that we adopt according to the various timetables the FASB specifies. The Company does not expect the adoption of recently issued accounting pronouncements to have a significant impact on the Company’s results of operations, financial position or cash flow.

2.     Going Concern

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. The Company has significant operating losses since inception which raise substantial doubt about the Company’s ability to continue as a going concern. As shown in the accompanying financial statements, the Company has incurred net losses of $ 4.3 million and $.1 million in  2012 and 2011, respectively. The operations of the Company have been funded through loans, related party borrowings, customer deposits, and contributed capital. Management’s plans to generate cash flow during 2013 include expanding the Company’s operations through the introduction of new fragrance lines  and raising additional capital through debt or equity offerings in an effort to fund the Company’s anticipated expansion. There is no assurance additional capital or debt financing will be available to the Company on acceptable terms. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

3.    Inventory

Inventory consists of the following:

	December 31, 2012	December 31, 2011

Inventory in transit	$371,221	$37,378
Raw materials	98,426	--
Finished goods	202,062	--
	$671,709	$37,378

4.    Equipment

Equipment consists of the following:

	December 31, 2012	December 31, 2011

Equipment	$241,513	$--
Less accumulated depreciation	(21,455)	--
	$220,058	$--

As of December 31, 2011, equipment aggregating $6,758  was reflected as Assets Held for Sale.

Depreciation expense included in continuing operations aggregated  $21,455 and $75,415 for 2012 and 2011, respectively

ID Perfumes, Inc. f/k/a Adrenalina
Notes to Financial Statements
December 31, 2012 and 2011

5.    Accrued liabilities

Accrued liabilities consist of the following:

	December 31,2012	December 31,2011

Manufacturing fees	$422,603	$-
Deferred merchandise credit	646,808	169,211
Accrued retail returns	508,868	-
Accrued rent relating to former retail stores	1,385,335	1,463,778
Trade, construction payables and gift cards relating to former retail stores	849,054	902,475
Other	402,677	27,562
Total	$4,215,345	$2,563,026

As of December 31, 2012, included as  other, in the above table  is  $241,000 of amounts that are due to customers for certain of our retail customers primarily as a result of cooperative advertising agreements and product returns.

The above table includes approximately $2.2 million and $2.4 million as of December 31, 2012 and 2011, respectively, for amounts owed to trade and construction vendors and landlords relating to the Company’s former retail business, some of these liabilities are over four years old. The Company has had little or no communication from these vendors or landlords.  The Company and its counsel believe that in the future, and as a result of future negotiations, the statute of limitations and other factors, these amounts may be reduced.

6.    Loan payable and stockholder notes

Loans payable and stockholder notes consist of the following:

(a)	Loan payable aggregated $230,000 in each of the years 2012 and 2011 and bears interest at 9% a year.

(b)	Related party and Stockholder notes aggregated $2,613,936 and $3,246,351 as of December 31, 2012 and 2011and bear interest at rates ranging from no interest to 15 % a year.

Both the loan payable and stockholder notes are in default and are shown as current. The Company does not expect an adverse effect on operations  as a result of these defaults.

7.    Commitments and Contingencies

Leases

The Company’s rent expense for its office facilities in Hallandale and other space in Los Angeles which amounted to approximately $103,000 and $16,000 in 2012 and 2011, respectively. In the past, certain of the Company’s lessors   provided the Company with lease incentives and were recorded as a deferred lease incentives on the accompanying balance sheet in prior years.  The Company's lease commitments certain of which are guaranteed by the principal officer/shareholder and other family members. For the year ended December 31, 2011, these deferred lease incentives were reversed and included  in the gain on disposal and  included in  discontinued operations.

At December 31, 2011, one retail store was operating which was subsequently sold in 2012. During 2009 and 2010,  as a result of the economic recession and insufficient Company funds for expansion, along with certain landlords /developers that were unable to deliver the retail space to the Company, management curtailed its expansion plans, began the  closure and/or disposition of certain retail stores. Notwithstanding, during 2011 a smaller retail store was opened without the FlowRider, which was operated by certain of the chairman principal shareholder’s children.

On September 30, 2011, the Company formally decided to discontinue its retail store operations  that sold  active sportswear, and to close, abandon, dispose or sell its assets relating to its retail operations. The Company decided to dispose of its retail stores because it incurred significant operating losses and was unable to sustain a viable business model for the past six years.

In this connection, three retail stores  were  closed, five retail  stores for which leases were executed never opened  and two other  retail stores that opened, were subsequently disposed, one of which was sold to a company owned by a former employee of the Company  and the other store was abandoned. Such former employee is operating the abandoned store.  In addition, the Company was able to enter into settlement agreements relating to five leases, some which required settlement payments. In this connection, the Company entered into the following settlements; one settlement in the third quarter of  2009 for $80,000,  three settlements in 2010 for $230,000 and two settlements in 2011 for $481,000.

However, for three of its unopened retail stores,  the landlord or developer did not develop the property and/or the construction development never went beyond excavation. The Company has had little and/or  no communication with the landlords regarding these three unopened retail stores. In this connection, management believes and based an opinion of counsel there are no amounts owed for these unopened stores. With respect to the two stores that were disposed in 2011, both leases were terminated by the landlord and are currently  leased by the landlord to the former employee.

Management, and based on the  opinion of counsel,  believe  that the Company  is not obligated for any lease payments beyond the termination dates, nor obligated to return the lease incentives or lease concessions previously given to the Company in prior years,  which aggregates $12.5 million. Management along  with the Company’s  counsel believe that  any amount or range of a potential liability  cannot be reasonably estimated at this time.

Certain of the  Company's  prior years’ lease commitments  are guaranteed by the principal officer/shareholder and other family members. In the past, certain of the Company’s lessors   provided the Company with  lease  incentives and were recorded as a deferred  lease  incentives on the accompanying balance sheet in prior years.  For the year ended December 31, 2011, these deferred lease incentives were reversed and included  in the gain on disposal and  included in  discontinued operations

ID Perfumes, Inc. f/k/a Adrenalina
Notes to Financial Statements
December 31, 2012 and 2011

License Agreements

The Company is party to a number of license and other agreements for the use of trademarks and rights in connection with the manufacture and sale of its products expiring at various dates through 2017. Future advertising commitments are estimated based on planned future sales for the license terms that were in effect at December 31, 2012, without consideration for potential renewal periods. The amounts set forth below do not reflect the fact that our distributors share our advertising obligations. Royalty expense included in selling, general, and administrative expenses, aggregated $333,000  in  2012  based on a percentage, of net sales or a minimum. There were no such amounts in 2011.

Exclusive License Agreements

In June 2011, the Company entered into an exclusive fragrance licensing agreement to develop, manufacture and distribute fragrances under the Selena Gomez trademark. The initial term of the agreement expires in 2017, and is renewable for an additional five-year term if certain sales levels are met. The Company is required to pay a minimum royalty, whether or not any product sales are made, and spend minimum amounts for advertising based upon sales volume. Payment of the minimum royalties is guaranteed by the chairman CEO principal shareholder and by another company that he controls.

On March 21 the Company received notice that it was in breach of this license. The Company has engaged counsel and is contesting this matter. See Note 15 Subsequent Events.

In January 2012, the Company entered into an exclusive fragrance licensing agreement to develop, manufacture and distribute fragrances under the Adam Levine trademark.  The initial term of the agreement expires in 2018, and is renewable for an additional five-year term if certain sales levels are met. The Company is required to pay a minimum royalty, whether or not any product sales are made, and spend minimum amounts for advertising based upon sales volume. Payment of the minimum royalties is guaranteed by a company that is controlled by the  chairman CEO principal shareholder of the Company.

In connection with certain of these license agreements, the Company is subject to minimum annual advertising commitments, minimum annual royalties and other commitments as follows:

2013	$ 4,800,000
2014	8,000,000
2015	11,700,000
2016	16,700,000
2017	13,300,000
Total	$ 54,500,000

The Company has granted a security interest in the licenses in connection with its guarantee of a related party debt.

Manufacturing, Supplier and Distribution Agreements

Effective  July 2011, the Company entered into an exclusive supplier agreement for the purchase of raw materials for one of its fragrance products through 2016. The agreement provides, in part for purchase price reduction upon sales volumes, as defined.  In this connection, the Company recorded a deferred merchandise credit on the accompanying balance sheet. The Company is recognizing such deferred credit ratably in cost of sales. In February 2013, the agreement was modified to provide that in the event the Company sells or transfer its fragrance licensing rights, it will cause to be included  in any subsequent agreement a requirement that the buyer continue to exclusively use this supplier.

ID Perfumes, Inc. f/k/a Adrenalina
Notes to Financial Statements
December 31, 2012 and 2011

In November 2011, the Company entered into a manufacturing agreement, whereby the vendor was entitled to a manufacturing management fee equal to a percentage of cost of goods sold, with a pre-defined minimum fee. Also, in November 2011, the Company entered into a distribution agreement with the same company that manufactures its fragrance products. The agreement provides for this vendor to provide warehouse, logistic and administrative services. In accordance with the agreement, the vendor is entitled to a minimum guarantee management fee of $812,500 based on sales and other fees, as defined, based on volume of customers processed, per unit costs, hourly rates for assembly, handling, etc. incurred by this vendor. Both agreements are for one year with an automatic renewal, unless either party provides written notice of termination, as defined. In addition, the Company is required to grant a security interest in the products, as defined, to this vendor. In August 2012, the Company provided written timely notice of termination, consequently, the Company received notice that it owes certain minimum fees. In this connection, the Company has recorded $423,000 on the accompanying statement of operations. In addition, the Company received notice alleging a breach of the manufacturing agreement. This vendor owns finished goods and components aggregating approximately $1.7 million at December 31, 2012. The agreement provides that if, the Company does not purchase the finished goods and components within 15 days of termination, the vendor has the right to sell the remaining finished goods and components at wholesale prices. The Company does not believe it owes or is committed to purchase the balance of the remaining finished goods and product components at December 31, 2012, based on its contract terms. Management along with the Company’s counsel believe that any amount or range of a potential liability cannot be reasonably estimated at this time.

In March 21, 2013 the Company was informed that the aforementioned supplier filed a lawsuit against the company. The Company has retained counsel and is contesting this matter. See Note 15 Subsequent Events.

The Company had signed a five year distribution contract for Canada expiring in 2017. Such agreement was terminated during 2013.

In September 2012, the Company signed a new warehouse and distribution agreement for one year, effective January 1,2013, with renewals as agreed by both parties. The agreement provides for this vendor to provide order fulfillment, warehouse, logistic and administrative services. In accordance with the agreement, the vendor is entitled to fees, as defined, based on volume of customers processed, per unit costs, hourly rates incurred by this vendor.

Litigation

The Company is involved in various claims and legal proceedings in the ordinary course of its business activities. The Company believes that any potential liability associated with the ultimate outcome of these matters will not have a material adverse effect on its financial position or results of operations.

Late filings of periodic quarterly and annual reports with the Securities and Exchange Commission

The Company’s previously filed registration statement was revoked on June 6, 2012.   The Company had not filed required reports in a timely manner.  Since the Company is not in compliance, the Securities and Exchange Commission may impose sanctions on both the Company and its management.  Since we have not filed the required periodic reports with the Securities and Exchange Commission, past and present shareholders may file an action against the Company, the outcome of which cannot be determined.

8.   Share-Based Compensation  and Stock Incentive Plan

In November 2008, the Company's shareholders approved the 2008 Incentive Plan (the "Plan"), which has initially reserved 5,000,000 shares of Common Stock for issuance. The 2008 Incentive Plan permits the grant of stock options, restricted stock, restricted stock units and other forms of stock-based compensation to selected persons providing services to the Company (including non-employee directors). Under the 2008 Incentive Plan, options may be granted which are intended to qualify as Incentive Stock Options under Section 422 of the Internal Revenue Code of 1986 (the "Code") or which are not intended to qualify as Incentive Stock Options thereunder

In connection with the Plan, in January 2009 the Company granted 26,100 options to employees and directors valued at $130,171. The options vested over 4 years and the option value was recorded as deferred compensation upon grant date. As of December 31, 2012 and 2011, approximately $0 and $25,000 in deferred compensation remained unrecognized.

On August 17, 2012 , the Company granted 300,000 options to an officer of the Company valued at $.18 per share. The option is exercisable at $0.75 per share and vests immediately. The fair value of these options at the date of grant was estimated using a Black-Scholes option pricing model with the following weighted average assumptions.

Stock price	$0.31
Expected life (years)	5.0
Expected volatility	95.0%
Risk-free interest rate	0.62%
Dividend yield	0.0%

ID Perfumes, Inc. f/k/a Adrenalina
Notes to Financial Statements
December 31, 2012 and 2011

The expected life of options represented the estimated period of time until exercise based on expectations of future behavior. The expected volatility was estimated using the historical volatility of the Company's stock which management believes is the best indicator at this time. The risk-free interest rate was based on the implied yield available on U.S. Treasury zero coupon issues with an equivalent term. The Company has not paid dividends in the past and does not intend to in the foreseeable future.

Share-based compensation aggregated $78,000 and $31,000 in 2012 and 2011, respectively.

The following table summarizes additional stock option information as of December 31, 2012.

Exercise price	Number outstanding	Options outstanding weighted average remaining contractual life	Options exercisable
$5.00	19,850	6	19,250
$0.75	300,000	10	300,000
Totals	319,850		319,250

As of December 31, 2012, the weighted average exercise price of options exercisable was $1.01 and the weighted average remaining contractual life  of options exercisable was 9.76 years. The aggregate intrinsic value of options exercisable at December 31, 2012 is $0.

The following table summarizes stock option activity and related information for the years ended December 31, 2012 and 2011:

	2012		2011
	Options	Weighted Average exercise price	Options	Weighted Average exercise price
Shares under option - beginning of year	19,850	$5.00	21,900	$5.00
Options granted	300,000	.75	--	--
Options exercised	--		--	--
Options cancelled	--		(2,050)	5.00
Shares under options - end of year	319,850	1.01	19,850	5.00

9.    Stock

The 2012 and 2011 financial statements reflect the 20  to 1 reverse stock split which was approved in September 2010. In November 2012, the Board of Directors approved the increase in outstanding shares of common stock to 10 million.

Sales of unregistered shares and conversion of debt to common stock are as follows:

	Number of Shares
	2012	2011
Sales of unregistered Stock	15,000	250,000
Conversion of Debt to Common Stock	960,000	1,581,557
Total	975,000	1,831,557

In 2011, sales of unregistered stock were sold at prices ranging from $1.00 to $2.50 per share.  In 2012, the sales of unregistered stock were sold at $4.33 per share.

In 2011, the CEO/Chairman converted debt with a face value of $1.5 million at $1.00 per share.  In addition, a related party converted debt with a face value of $203,890 into 81,557 shares.

In 2012, a company under common control converted debt with a face value of $960,000 at a $1.00 per share.  The conversion price of the $1.5 million and $960,000 of debt were in excess of the fair value of the common stock issued, as determined by an independent valuation specialist, and in accordance with ASC-470-50-40-2, such excess was credited to additional paid-in-capital.

ID Perfumes, Inc. f/k/a Adrenalina
Notes to Financial Statements
December 31, 2012 and 2011

10.   Related Party Transactions

(a) ID Perfumes, Inc. has significant transactions with a company that is controlled by the Company’s chairman CEO principal shareholder.
In January 2012, the Company entered into a service agreement whereby the affiliate provided selling, general, administrative and production services that was cancelled in August 2012 and incurred fees of $124,000. Interest free advances and repayments are made between these entities. Effective August 2012, the Company has been paying $13,000 a month for rent. In this connection, there is no formal rental arrangement between the Company and the affiliate. In addition, during 2012, ID Perfumes accepted product returns from this affiliate's customers to maintain its business relationships with certain customers aggregating $300,000, which reduced the amounts due this affiliate on the Company’s balance sheet. Amounts due this affiliate aggregated $1,048,000 and $721,000 as of December 31, 2012 and 2011, respectively.
During 2012, this affiliate exchanged $960,000 of its debt for 960,000 shares of the Company’s common stock. In November 2012, the Company along with its chairman CEO principal shareholder and COO guaranteed the repayment of a $1.2 million borrowing of this affiliate. The loan provides for monthly payments of interest only at 20% a year, and the loan balance is due in 2016. To date, no equity contributions or payments have been required to be made by the, with respect to the guarantee. In this connection, the Company secured substantially all of its assets to the lender. As of December, 31, 2012, the Company does not believe that it will be obligated to make payment on the guaranty and accordingly, has not recorded an obligation in connection therewith. The Company will reevaluate this contingency on an ongoing basis.
Effective July 2011, ID Perfumes Inc. entered into an exclusive supplier agreement with this affiliate. The agreement provides that the Company will be the exclusive fragrance supplier to the affiliate through August 2016 and the selling price to this affiliate will be the same price that the Company pays for its purchase of fragrance products, as defined. In July 2012, the affiliate sold its license and as a result, sales to this affiliate ceased. In this connection, sales to the affiliate aggregated $356,000 and $165,000 in 2012 and 2011, respectively.
(b) The chairman CEO/principal shareholder of ID Perfumes, Inc. is also the president of a company that in 2009 acquired, the membership interests of ID Perfume’s four media and publishing subsidiaries. Further, the affiliate signed a five year lease in June 2011 for approximately 1,500 square feet with the landlord for store premises located in San Diego and subleased the store to the Company. In this connection, rent expense aggregated $26,000 and $13,000 in 2012 and 2011, respectively and is included in discontinued operations. The store was used to sell the Company’s sports products. In addition, on September 1, 2012, ID Perfume’s last store and the related business operations were sold to this affiliate in exchange for assumption of the related affiliated debt aggregating $166,000, which resulted in the termination of the sublease and a gain of $63,000 which is reflected in discontinued operations. Amounts due this affiliate aggregated $42,000 as of December 31,2011 and is included as liabilities held for sale; no such amounts were due as of December 31, 2012.

(c) In January 2012, the Company entered into a distribution agreement to sell its products in Mexico with a company owned by the nephew of the Company’s chairman CEO principal shareholder. Among other things, the agreement provides that the distributor is entitled to reimbursement equal to the greater of a defined minimum or a percentage of spending on advertising and promotional activities incurred by the distributor. In this connection, the Company incurred $147,000 of such costs. During 2012, sales to this distributor aggregated $711,000. There were no such sales in 2011.

(d) ID Perfumes sells to a company that is owned by an individual that owns shares of ID Perfume’s common stock. In this connection, sales to this affiliate aggregated $473,000 in 2012. There were no such sales in 2011. This individual has made loans to the Company. As of December 31, 2012 and 2011, $453,000 and $463,000 is owed to this individual for principal and interest. In addition, ID Perfumes has received from this affiliate, deposits for future sales aggregating $1.2 million and $.5 million as of December 31, 2012 and 2011, respectively.

Since inception, the Company has borrowed significant amounts of money from the Company’s chairman CEO principal stockholder, affiliates and family. Attention is directed to the footnote 6 “Loan payable and stockholder notes” for more information concerning these borrowings.

11.    Variable interest entities

Certain of the Company’s business affiliates are considered variable interest entities (VIE’s), as defined in ASC 810. The Company is not considered the primary beneficiary of, and therefore does not consolidate any of the VIE’s in which it holds a variable interest. The Company’s involvement with its VIE’s consisted of borrowing funds from its VIE’s, of which the balances at December 31, 2012 and 2011 were in the amount of $1,048,488 and $721,391, respectively,  guaranteeing a loan commencing November 2012 between a VIE and its lender in the amount of $1,200,000, and certain sales to VIE’s. Additionally,  a VIE made an equity investment in the Company and provided administrative services to the Company during 2012. Further, to maintain its business relationships with certain customers, the Company accepted $300,000 of the VIE’s product returns  in December 2012. The Company’s maximum exposure to loss as of December 31, 2012 is the loan guarantee in excess of the balance owed the VIE.

12.   Discontinued Operations

Through September 30, 2011, the Company was in one segment and  primarily owned and operated retail stores which sold active beach and rugged sportswear. The Company began closing stores at unprofitable locations in 2009 and continued to do so through  2011. In this connection, through December 31, 2010 the Company recognized operating losses aggregating $7.1 million, resulting from the closing of these stores and the recognition of  impairments  as well as the write off of deposits and construction improvements for stores that never  opened. On July 14, 2011, the Company announced in a press release, the entry into the fragrance  business with  Selena Gomez. Following this announcement, the Company concluded that it could not operate in both its retail store business and the fragrance business. Notwithstanding, the Company kept  three of its newer stores until the fourth quarter of 2011.  In this connection, on September 30, 2011, the Company formally decided to discontinue its retail store operations  that sold  active sportswear, and to close, abandon, dispose or sell its assets relating to its retail operations. The Company decided to dispose of its retail stores because it incurred significant operating losses and was unable to sustain a viable business model for the past six years. As a result of the discontinuance of the operations, in 2011 the Company recognized a net gain approximating  $2.3 million, inclusive of a gain of $4.7 million from the reversal of deferred lease incentives and deferred rent recorded in prior years. On November 22, 2011, the Company sold the assets of one store consisting of inventory, equipment and improvements to a company owned and/or operated by a former employee for approximately $36,000 plus the assumption of certain liabilities for the same amount. The abandoned store is currently operated by the former employee. The third store was sold in 2012 for the assumption of approximately $ 166,000 of  liabilities to an affiliate that resulted in a gain on disposal  of approximately $63,000 which is  reflected in discontinued operations.

ID Perfumes, Inc. f/k/a Adrenalina
Notes to Financial Statements
December 31, 2012 and 2011

Retail sales, reported in discontinued operations for the years ended December 31, 2012 and 2011 aggregated $.1 million and $1.5 million, respectively. In this connection, pre-tax income (losses) reported in discontinued operations for the years ended December 31, 2012 and 2011 aggregated ($.4) million and $.9 million, respectively.

In accordance with ASC 230-1-45-24 the Company has elected not to separately disclose cash flows from discontinued operations.

13.   Segments and Geographic Areas

The Company manufactures and distributes one product line, fragrances and fragrance related products. Sales to four customers aggregated 75% of sales and to one customer aggregated 100% in 2012 and 2011, respectively. One customer accounted for 13% and 100% was under common control  in 2012 and 2011, respectively.

The following tables present our geographic information:

	2012	2011
United States	$5,039,539	$164,797
Latin America	804,243
Canada	663,897
Middle East, and South East Asia	194,983

Total	$6,702,662	$164,797

14.    Income Tax

The deferred tax asset and deferred tax liability comprised the following at December 31:

Deferred tax assets:
	2012	2011
U.S. Federal net operating loss carry forward	$3,901,000	$3,315,000
State net operating loss carry forward	1,514,000	1,286,000
Accrued interest expense on Shareholder Loans	171,100	148,300
Subtotal	5,586,100	4,749,300
Less valuation allowance	(5,586,100)	(4,749,300)
Net deferred tax assets	$-	$-

The Company has fully reserved its net deferred tax assets as of December 31, 2012 and 2011 due to the uncertainty of future taxable income. The Company has Federal and state net operating and state net operating loss carry-forwards that may be applied against future taxable income of approximately $27,522,000 which will expire in various years through 2032.

The timing and manner in which we may utilize the net operating loss carry-forwards in future tax years will be limited by the amounts and timing of future taxable income and the application of ownership change rules under Section 382 of the Internal Revenue Code. At December 31, 2012 and 2011, the Company’s deferred tax assets did not include any tax carry-forwards prior to the change of ownership.

The difference between the tax benefit rate and the statutory benefit rate is as follows:
	December 31,
	2012	2011
Statutory benefit rate	19.675%	19.675%
Change in valuation allowance on net operating loss carry-forwards	19.675%	19.675%
Effective tax benefit rate	-	-

The Company has not identified any uncertain tax positions in accordance with ASC 740-10 and does not believe that it will have any unrecognized tax positions over the next twelve months.  Therefore, the Company has not accrued any interest or penalties associated with any unrecognized tax positions. The Company has not filed its federal or state tax returns for 2010 and 2011 and anticipates filing an amended 2009 income tax return, none of which will result in uncertain tax positions.  The Company has engaged tax professionals to prepare and file these tax returns.

ID Perfumes, Inc. f/k/a Adrenalina
Notes to Financial Statements
December 31, 2012 and 2011

15.   Subsequent events

In January 2013, the Company signed a distribution agreement to sell its products relating to one of its customers. Among other things, the agreement provides that, the distributor provide advances to the Company based on a percentage(as defined) of the purchase orders.   Maximum funding is limited to $1.5 million at any time, inclusive of any advances.  In this connection, the Company advances aggregated $ $1 million  at January 31, 2013 and  $194,000 at December 31, 2012.  The chairman CEO principal shareholder of the Company has guaranteed performance and payment of any of the obligations of this agreement.  The agreement expires in 13 months and contains a one year renewal option.

In January 2013, the Company borrowed $570,000 from a company controlled by the chairman CEO principal shareholder of the Company.  Among other things, the loan is unsecured and provides for interest at 10 % and is due on January 2014.

In January 2013, the Chief Operating Officer advanced the Company $125,000.

In February 2013, a family member of the chairman CEO principal shareholder of the Company loaned ID Perfumes $110,000. Also in March 2013, the Company received $60,000 for 15,000 restricted shares of common stock.

During March 2013, the Company issued 12% convertible debentures in the principal amount of $500,000 and maturing in one year.  The debentures are convertible into shares of common stock at a ratio of one share of common stock for every $4.00 of debt converted subject to dilution protection.  At maturity, the holder may request cash for outstanding principal and interest, or $1 million of fragrance inventory at wholesale prices, or convert all or a portion of the balance into common stock.  If the holder requests repayment of principal and interest solely in cash, then the holder is to receive an additional $100,000 incentive payment. The sale was made to a sophisticated or accredited investor, as defined by Rule 502, and neither we nor any person acting on our behalf sold the securities by any form of general solicitation or general advertising. With regard to registration, we relied on the exemptive provisions of Section 4(2), Regulation D and/or Regulation S of  the Securities Act of 1933, as amended.

On March 21, 2013, the Company was informed that Victory International (USA) LLC (“Victory”) filed a lawsuit against the Company.  The lawsuit, dated March 11, 2013, was filed in the United States District Court of New Jersey.  The lawsuit alleges breach of contract, breach of the implied covenant of good faith and fair dealings, unjust enrichment, and statement of accounts. Victory seeks damages totaling in excess of $1.2 million. The Company has requested verification for the amount of $1.2 million now claimed to be owed to Victory and they have failed and refused to respond to such request.  Management along with the Company’s counsel believe that any amount or range of potential liability cannot be reasonably estimated at this time.

On March 21, 2013 we received notice from counsel to July Moon and Selena Gomez alleging that we are in breach of our Licensing Agreement and that the Agreement is terminated effective April 21, 2013. We believe that there is no valid basis for Licensor to terminate the License Agreement and that the Agreement should remain in full force and effect. In furtherance thereof, we have filed a complaint for declaratory relief, breach of contract and injunctive relief against July Moon Productions and Selena Gomez. The lawsuit was filed in the Superior Court of the State of California, County of Los Angeles, Central District. We are seeking declaratory relief and a judicial determination of our rights to continue to operate under the License Agreement. Management along with counsel believe that the amount or range of loss cannot be reasonably determined at this time. The Company is continuing to market and sell the Selena Gomez fragrance line.

Index to Exhibits

Exhibit No.	Description

2	Articles of Merger

3.1*	Articles of Incorporation and Amendments

3.2*	Bylaws

4.1*	Hamon Stock Option Grant

4.2*	2008 Stock Incentive Plan

4.3	Commonwealth Wholesale Convertible Debenture

4.4	Gigantic Parfums Promissory Note

10.1*	Gigantic Parfums Debt Equity Conversion Agreement

10.2**	Licensing Agreement between the Company and July Moon Productions (“Selena Gomez”)

10.3**	Licensing Agreement between the Company and Adam Levine Productions

10.4**	Suite-K Letter Agreement

10.5	Factoring Agreement with LSQ Financial

10.6**	Givaudan Supplier Agreement

10.7	Gigantic Parfums Supplier Agreement

10.8**	Common wealth Wholesale Distribution Agreement

10.9	Distribution Agreement with the Sarpes Group

10.10	Distribution Agreement between Lencovski and Gigantic

14*	Code of Conduct and Ethics

23.1	Consent of Goldstein Schechter Koch, PA

*	Previously filed with the Company’s Registration Statement on Form 10 filed with the Securities and Exchange Commission on March 14, 2013
**	The Company has applied with the Secretary of the Securities and Exchange Commission for confidential treatment of certain confidential portions of this exhibit pursuant to Rule 24b-2 of the Securities Act of 1934.

SIGNATURES

In accordance with the requirements of the Securities Act of 1934, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements of filing on Form 10 and authorized this amendment to this registration statement to be signed on our behalf by the undersigned, in the City of Hallandale. Florida on April 30, 2013.

ID Perfumes, Inc.

By:	/s/ Ilia Lekach
Name:	Ilia Lekach,
Title:	CEO (Principal Executive Officer) CFO (Principal Financial and Accounting Officer) Secretary, Treasurer and Director

Pursuant to the requirements of the Securities Act of 1934, this registration statement has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

/s/ Ilia Lekach	CEO(Principal Executive Officer)	April 30, 2013
Ilia Lekach	CFO (Principal financial and accounting officer)
Secretary, Treasurer and Director